1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

04027618

FORM 6-K

APR 28 2004

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
4/1/04

For the Month of April 2004

China Mobile (Hong Kong) Limited

(Translation of registrant's name into English)

60/F The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

The report constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;
- the effect of competition on the demand for and price of our services;
- changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and
- changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government's policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China's telecommunications market and China's economic growth.

In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

- our ability to obtain adequate financing on acceptable terms;
- the adequacy of currently available spectrum or the availability of additional spectrum;

- the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;
- our ability to develop or obtain new technology and related applications; and
- the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: April 26, 2004

By: ____________________
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer



Annual Report 2003

中国移动通信
CHINA MOBILE

China Mobile (Hong Kong) Limited

9 June 2000

China Telecom (Shenzhen) Limited, a wholly-owned subsidiary of China Telecom (Hong Kong) Limited, was established.

28 June 2000

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October 2000

China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November 2000

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November 2000

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited, Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited and Guangxi Mobile Communication Company Limited.

18 June 2001

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile Communication Company Limited, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

1 July 2002

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited and Shanxi Mobile Communication Company Limited.

28 October 2002

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile Communication Company Limited, issued a further RMB8 billion in aggregate of corporate bonds in China.

22 January 2003

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

3 September 1997

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited.

22 and 23 October 1997

China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited respectively.

4 June 1998

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile Communication Company Limited.

2 November 1999

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes due 2004 of US$600 million.

12 November 1999

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited.

5 June 2000

China Telecom (Hong Kong) Limited established Aspire Holdings Limited for the research and development of wireless data businesses.

"Mobile is all we do,

so we do it best!"

6

FINANCIAL HIGHLIGHTS

Actual	2003	2002	Growth
Operating revenue (Turnover) (RMB Millions)	**158,604**	128,561	23.4%
EBITDA (RMB Millions)	**92,278**	77,309	19.4%
EBITDA margin	**58.2%**	60.1%	—
Profit attributable to shareholders (RMB Millions)	**35,556**	32,601	9.1%
Earnings per share (RMB)	**1.81**	1.70	6.5%
Dividend per share — Interim (HK$)	**0.16**	0	
— Final (HK$)	**0.20**	0.32	
— Full year (HK$)	**0.36**	0.32	12.5%

Pro-forma combined	2003	2002	Growth
Operating revenue (Turnover) (RMB Millions)	**158,604**	143,784	10.3%
EBITDA (RMB Millions)	**92,278**	85,346	8.1%
EBITDA margin	**58.2%**	59.4%	—
Profit attributable to shareholders (RMB Millions)	**35,556**	34,032	4.5%

Note: (1) The pro-forma combined operating results are prepared on the assumption that the existing corporate structure of the Group with 21 operating subsidiaries was in place since 1 January 2002.

(2) As a result of the amendments to the accounting treatment of deferred taxation under "Statement of Standard Accounting Practice No.12", retrospective adjustments were made to certain financial figures for 2002 and 2001.

Operating Revenue (Turnover)

(RMB Millions)



100,331
128,561
158,604
2001
2002
2003

EBITDA

(RMB Millions)



60,270
77,309
92,278
2001
2002
2003

Profit Attributable to Shareholders

(RMB Millions)



27,955
32,601
35,556
2001
2002
2003

Earnings per Share

(RMB)



1.50
1.70
1.81
2001
2002
2003

Company Profile

China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in the world's largest mobile telecommunications market, the Group is the only operator exclusively specialized in mobile telecommunications in Mainland China, with the world's largest unified, contiguous all-digital mobile network and the world's largest mobile subscriber base. In 2003, the Company was once again selected as one of "The World's 400 A-List Companies" by the internationally renowned business magazine *Forbes* and is the only Chinese company inducted into this A-List for two consecutive years. The Company's corporate credit rating was upgraded to Baa1 by Moody's in 2003, and to BBB+ (equivalent to China's sovereign rating) by Standard and Poor's in 2004.

The Company owns a 100 per cent. interest in Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile") and Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), and operates mobile telecommunications services in the above mentioned provinces, municipalities and autonomous region in the People's Republic of China through these twenty-one subsidiaries.

As of 31 December 2003, the Group had an aggregate staff of 63,859 and an aggregate mobile telecommunications subscriber base of 141.6 million. The Group enjoyed a market share of approximately 64.8 per cent. and a domestic network coverage of 99 per cent. of the cities and towns within its service areas. The Group's global roaming services cover 155 countries and regions.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2003, indirectly held an equity interest of approximately 75.7 per cent. of the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 24.3 per cent. of the Company was held by public investors.

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

Mr. WANG Xiaochu
(Chairman & Chief Executive Officer)
Mr. LI Yue
(Executive Director & Vice President)
Mr. LU Xiangdong
(Executive Director & Vice President)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Mr. HE Ning
(Executive Director & Vice President)
Mr. LI Gang
(Executive Director of the Company, and President of Guangdong Mobile)
Mr. XU Long
(Executive Director of the Company, and President of Zhejiang Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Non-Executive Directors

Mr. ZHANG Ligui
Dr. J. Brian CLARK

Principal Board Committees

Audit Committee

Dr. LO Ka Shui
(Chairman)
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui
(Chairman)
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Nomination Committee

Mr. WANG Xiaochu
(Chairman)
Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Company Secretary

Mr. Jacky YUNG Shun Loy
(FCCA (UK), FHKSA, CPA (Australia))

General Counsel

Mr. David Laurence KREIDER
JD MCIArb
(Licensed American attorney and English and Hong Kong solicitor)

Auditors

KPMG

Legal Advisers

Linklaters
Sullivan & Cromwell LLP

Registered Office

60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations:

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobilehk.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number:
16941M109

Share Registrar

Hong Kong Registrars Limited
Rooms 1901–5, 19/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary

The Bank of New York
620 Avenue of the Americas, 6/F
New York, NY 10011
USA
Tel: 1 888 269 2377 (toll free in USA)

Publications

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2004. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile (Hong Kong) Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:
The Bank of New York
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT



Mr. WANG Xiaochu, *Chairman & Chief Executive Officer* (left front)
Mr. LI Yue, *Executive Director & Vice President* (middle rear)
Mr. LU Xiangdong, *Executive Director & Vice President* (right front)
Mr. XUE Taohai, *Executive Director, Vice President & Chief Financial Officer* (right rear)
Mr. HE Ning, *Executive Director & Vice President* (left rear)

Executive Directors



Mr. WANG Xiaochu



Mr. LI Yue



Mr. LU Xiangdong

Mr. WANG Xiaochu, age 46, Chairman and Chief Executive Officer of the Company. Joined the Board of Directors of the Company in March 1999. Mr. Wang is in charge of the overall management of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company). Prior to joining the Company, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province. He was responsible for the development of China Telecom's telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications's Class One Science and Technology Advancement Award. Mr Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry.

Mr. LI Yue, age 45, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree and has over 28 years of management experience in the telecommunications industry.

Mr. LU Xiangdong, age 44, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to marketing, data, billing and settlement and corporate co-operation matters. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. He previously served as the Director General of the Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree and has nearly 22 years of management experience in the telecommunications industry.



Mr. XUE Taohai



Mr. HE Ning



Mr. LI Gang

Mr. XUE Taohai, age 48, Executive Director, Vice President and Chief Financial Officer of the Company. Joined the Board of Directors of the Company in July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company). Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and has over 24 years of experience in the telecommunications industry and financial management.

Mr. HE Ning, age 42, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in August 1998. Mr. He assists the Chief Executive Officer in relation to the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Administration, the Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing University of Posts and Telecommunications and received a Master's Degree from Maastricht School of Management of Netherland. He has 20 years of management experience in the telecommunications industry.

Mr. LI Gang, age 47, Executive Director of the Company. Joined the Board of Directors of the Company in August 1999. Mr. Li is the Chairman and President of Guangdong Mobile, responsible for the Company's mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province, and as Vice Chairman and President of Guangdong Mobile. He graduated from Beijing University of Posts and Telecommunications in 1985, and has 30 years of experience in the telecommunications industry.

Executive Director

Independent Non-Executive Directors



Mr. XU Long



Dr. LO Ka Shui



Mr. Frank WONG Kwong Shing

Mr. XU Long, age 47, Executive Director of the Company. Joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Zhejiang Mobile, responsible for the Company's mobile telecommunications operations in Zhejiang Province. He previously served as the Deputy Director of the Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and as the Director of the General Office, and Deputy Director General, of the Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 26 years of experience in the telecommunications industry.

Dr. LO Ka Shui, age 57, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and a past chairman of the Listing Committees of the Main Board and the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of the Council of Advisors on Innovation and Technology and a Member of the Airport Authority. He was also a past chairman of the Hospital Authority. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate Degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 24 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank WONG Kwong Shing, age 55, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in August 2002. Mr. Wong is currently a Vice Chairman of DBS Bank, Chairman of DBS Bank (Hong Kong) Limited and a Board member of DBS Group Holdings Limited. He previously served as the Designated Chief Executive for National Westminster Bank's Hong Kong branch and Chairman of the Hong Kong Futures Exchange. He also held various senior positions in JP Morgan's Hong Kong and London operations, and in Citibank-North Asia Region. Mr. Wong has many years of finance and commercial management experience.

Non-Executive Directors



Mr. Moses CHENG Mo Chi



Mr. ZHANG Ligui



Dr. J. Brian CLARK

Mr. Moses CHENG Mo Chi, age 54, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Cheng is a practising solicitor and a senior partner of Messrs. P.C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. He also serves on the boards of various listed companies as an independent non-executive director.

Mr. ZHANG Ligui, age 61, Non-Executive Director of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Zhang has been serving as the President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000 and is in charge of the overall management of China Mobile Communications Corporation. Mr. Zhang previously served as the Director General of the Gansu Posts and Telecommunications Administration. He had also served as the Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, the Director General of the Beijing Telecommunications Administration, and as the Director General of the Directorate General of Posts and Telecommunications. Mr. Zhang graduated from Beijing University of Posts and Telecommunications and has over 38 years of management experience in the telecommunications industry.

Dr. J. Brian CLARK, age 55, Non-Executive Director of the Company. Joined the Board of Directors of the Company in August 2003. Dr. Clark is the Chief Executive in the Asia Pacific Region of Vodafone Group Plc. ("Vodafone") and a member of Vodafone's Group Executive Committee and Group Operations Review Committee. Dr. Clark is also a Director of the National Australia Bank. He formerly served as Chief Executive of Telkom SA Limited, South Africa and was Vodafone's Chief Executive in the Pacific Region from 1997 to 2002. He holds a Doctorate Degree in Science (Physics) from the University of Pretoria, South Africa. Dr. Clark has extensive management experience in the telecommunications industry.



Sustainable

Unswervingly pursuing our established development strategies, fully leveraging our competitive advantages, refining our management methods and improving efficiency, thereby ensuring the Company's sound fundamentals and balanced and sustainable development



CHAIRMAN'S STATEMENT



Mr. WANG Xiaochu

Dear Shareholders,

With intensified competition in Mainland China's telecommunications market and the outbreak of Severe Acute Respiratory Syndrome, or SARS, in certain regions of China during the first half, 2003 was a challenging year for the Group. It is, thus, gratifying to note that, notwithstanding the intensely competitive market environment, by unswervingly pursuing its established development strategies and focusing on its core mobile telecommunications businesses, proactively integrating its brands and developing new businesses, while concurrently leveraging its competitive advantages, enhancing management techniques and improving efficiency, thereby preserving its sound fundamentals, the Group nonetheless sustained steady business growth and its solid financial profile, while further consolidating its position as the industry and market leader.

Financial Results

By leveraging the economies of scale that result from being the market leader in Mainland China's mobile telecommunications industry and ceaselessly pursuing refined management methods, despite the intensified competition in the telecommunications market and the impact of SARS, the Group's operating revenue in 2003 reached RMB158,604 million, representing an increase of 23.4 per cent. from 2002. EBITDA reached RMB92,278 million, representing an increase of 19.4 per cent. from 2002. EBITDA margin was maintained at a relatively high level of 58.2 per cent. Net profit reached RMB35,556 million, representing an increase of 9.1 per cent. from 2002. The Group's earnings per share was RMB1.81, representing an increase of 6.5 per cent. from 2002. In 2003, the Company maintained its sound capital structure and robust free cash flow, thereby providing a solid foundation and safeguard for the Company's future development.

Business Review

Throughout the past year, competition within Mainland China's telecommunications market intensified by the day, and the lower-end market was particularly impacted. To meet this competition, the Group fully leveraged its network advantages, integrated its brands and enhanced its customer service, rolled out marketing plans, such as service packages and point reward programs to meet the needs and consumption characteristics of different customer segments, and aggressively promoted voice usage volume, to increase business revenue. Focusing on the unique characteristics of the Chinese telecommunications market, by actively developing corporate and institutional customers, the Group stabilized its base of high-value subscribers while concurrently introducing and developing new and innovative businesses. Through the adoption of a series of effective competitive strategies, the Group experienced steady business growth. As at 31 December 2003, the Group's subscriber base reached 141.6 million and the total usage volume reached 373.2 billion minutes. The Group's average revenue per user per month (ARPU) in 2003 was RMB102, reflecting a moderating rate of decline. As a result, the Group's position as the market leader in Mainland China's mobile telecommunications industry was further secured.

In 2003, to address market needs and implement the Company's strategies, further brand integration programs were launched and brand value has assumed increasing prominence, including the successful full-scale launch of the new "M-Zone" services targeting the youth market. In less than one year, through a series of rich and vibrant marketing campaigns that have elicited a vigorous response and acclaim from its target market, the "M-Zone" services have rapidly achieved a subscriber base of over 10 million. This robust brand positioning has shown promise. The marketing initiatives for "M-Zone" resulted in the Group winning various awards, such as "The Best Show" from The Regional DM Asia Awards 2003.

In conjunction with brand promotion, the Group further refined its operation support systems to fully implement its "single point access to all network services" model. In 2003, the Group also completed a subscriber information management platform. By providing both standardized basic service offerings plus personalised services, the Group was able to fulfil the needs of various market segments. Furthermore, leveraging these new systems and capabilities, the Group launched new initiatives such as "Any Billing Error, Double Refund" and International Roaming Chinese Greeting Messages, that are unique to the Chinese market, thereby further enhancing customer satisfaction and loyalty.

In 2003, the Group's new businesses continued to drive rapid growth. The proportion of the Group's operating revenue derived from new businesses increased by 4.1 percentage points when compared to that of 2002, reaching a double-digit figure of 10.2 per cent. for the first time ever. In particular, the Short Message Service, or SMS, grew rapidly, doubling in both usage volume and revenue when compared with 2002. SMS continued to be the main source of revenue growth for new businesses. Concurrently, in accordance with principles of "fairness, openness and 'win-win' co-operation", the Group's "Monternet" entered into broad co-operation arrangements with third-party mobile service providers, with outstanding results. With more than 880 SMS service providers offering more than 70,000 types of services, and with a subscriber base exceeding 62.42 million, the widely-recognised "Monternet" brand is now beginning to assert its truly massive market influence.

In 2003, the Group stepped up its efforts to promote voice usage volume, especially by stimulating off-peak hour usage and increasing network utilization during off-peak hours and in low-traffic areas. In addition, under the principle of optimizing its investment structures and pursuing economically efficient investments, the Group implemented network construction and optimization initiatives to meet the needs of the Group's growing subscriber base and business operations, thereby laying a solid foundation for the Group's long-term development. The Group is actively monitoring and studying the development of 3G mobile telecommunications technology and will conduct 3G technology trials in certain cities, to prepare for the future adoption of, and smooth migration into, next-generation mobile technology.

Active Implementation of External Growth – Continuing our Acquisition Strategies

By unswervingly pursuing the complementary development strategies of organic and external growth, the Company has actively sought opportunities to invest in quality telecommunications assets in Mainland China. At present, the Company is proceeding with the acquisition of mobile telecommunications companies in 10 provinces and autonomous regions in Mainland China, thereby continuing to create value for its shareholders.

Management of the Group

In 2003, the Group's development strategy employed refined management methods. By implementing thorough budget management and truly comprehensive performance appraisal systems, the Group ensured the high-level integration of all aspects of management and realized the benefits of its incentive and control mechanisms, to enhance internal controls and reduce risk. The Company's outstanding performance in 2003 won popular recognition and acclaim from various sectors, chief among them: once again being selected as one of "The World's 400 A-List Companies" by the renowned business magazine *Forbes*, and being the only company in Mainland China to receive this honor two years in a row; being ranked first in "The Top 200 Emerging-Market Companies" by *BusinessWeek* for the fourth consecutive year; being named "Best Managed Telecommunications Company in China 2003" by the renowned financial magazine *Euromoney*; and being named "Best Financial Management" in China in the "Asia's Best Companies 2003" survey by the renowned financial magazine *FinanceAsia*.

Corporate Social Responsibility

As the industry leader, the Group has always stressed corporate social responsibility and contributing to the community. In 2003, the Group continued to engage in community service, such as making charitable donations to combat the SARS outbreak, supporting environmental protection and helping the disadvantaged. The Group also effectively employed its own network resources to disseminate timely and helpful SARS-related news, as authorised by the News Center of the Ministry of Health of China, to all its customers free of charge via its SMS platform. This initiative not only provided the public with access to the latest information, but also enhanced the Group's corporate profile and received wide acclaim from the community. The "8858" SMS-based charitable donation service established by the Company in 2002 to support the China Children and Teenagers' Fund has significantly benefited the community. More than RMB20 million in private donations has been collected through this channel.

Dividend

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, particularly the proposed acquisition of the mobile telecommunications companies in 10 provinces and autonomous regions in Mainland China, the Board recommends payment of a final dividend of HK$0.20 per share for the financial year ended 31 December 2003. This, together with the interim dividend of HK$0.16 per share already paid during 2003, amounts to an aggregate dividend payment of HK$0.36 per share for the full financial year, representing an increase of 12.5 per cent. over the annual dividend of HK$0.32 per share for the financial year 2002 and a dividend payout ratio of 21 per cent. The Board is of the view that the Company's strong free cash flow will be capable of supporting the investments required to sustain steady growth and generate a good cash return to shareholders. The Company will endeavour to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Looking to the Future

From a macro market environment perspective, along with the continuous rapid rate of China's overall economic growth, the continual increase in consumer spending, improvements in mobile telecommunications technologies and rich mobile telecommunications services offerings, will all help promote the increasing acceptance and usage of mobile telecommunications in China, as such services become more and more an integral part of daily life. The number of mobile subscribers in China has already surpassed the number of fixed-line subscribers. This phenomenon demonstrates the tremendous growth potential for the mobile telecommunications market in China and the growth opportunities portending for the Group. At the same time, the increasingly intensified competition in Mainland China's mobile telecommunications market also presents demanding challenges for the Group.

In the face of these opportunities and challenges, particularly the ever-competitive market conditions, the Group will seize opportunities, leverage its advantages and adopt effective measures to respond proactively. In 2004, the Group will continue to further integrate its brands, continuously improve customer service and satisfaction, proactively experiment with terminal customization, strive for bold innovation, and develop new businesses, with a view to nurturing new revenue contributors, while concurrently closely monitoring the development of new mobile telecommunications technologies. The Company also intends to complete the current acquisition of the mobile telecommunications assets in Mainland China from its parent company. The speedy integration of these businesses and thorough reform of their management will further enhance the Group's overall capabilities.

Looking ahead, the Group will continue to uphold the philosophy that Company management must always be candid, open, innovative and resolute, to maintain sound business fundamentals and pursue balanced and sustainable development. I am resolute in my belief that, by leveraging the advantages of the Group in a wide range of areas and pursuing an appropriate development strategy, relying on the unwavering perseverance of the Group's management and its employees, we can provide even better quality services to our customers and generate greater value for our shareholders.

Finally, on behalf of the Board, I would like to take this opportunity to express my heart-felt thanks to our shareholders and investors for their continued support, and to all members of the Board and the employees of the Group for their diligent work in the past year.



Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 18 March 2004

OPEN DIALOGUE WITH THE COMPANY'S SENIOR MANAGEMENT

The Company announced its 2003 annual results on 18 March 2004. In addition to the publication of a press release and the posting of the annual results on its Internet web-site, on the same day the Company also conducted an investment analyst conference, a press conference, an investor telephone conference and discussions with various investors to explain the results to investors and the general public in Hong Kong and overseas, and address their questions.

The following is a summary of certain key questions raised by some of the leading investment analysts, and the replies given by the Company's senior management:

What were the major considerations underlying the full year's dividend payout of HK$0.36 per share for the financial year 2003?

(Mr. Mark SHUPER, Co-head of Asia Pacific telecommunications research at Morgan Stanley)

Mr. WANG Xiaochu, Chairman and Chief Executive Officer of the Company:

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, particularly the proposed acquisition of the mobile telecommunications companies in 10 provinces and autonomous regions in Mainland China, the Board recommends the payment of a final dividend of HK$0.20 per share for the financial year ended 31 December 2003. This, together with the interim dividend of HK$0.16 per share already paid during 2003, amounts to an aggregate dividend payment of HK$0.36 per share for the full financial year, representing an increase of 12.5 per cent. over the full year's dividend of HK$0.32 per share for the financial year 2002 and a dividend payout ratio of 21 per cent. The Board is of the view that the Company's strong free cash flow will be capable of supporting the investments required for sustained and steady growth and to generate a good cash return to shareholders. The Company will endeavour to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

What is the Company's strategy in relation to the intensifying market competition?

(Mr. Edison LEE, head of Asia Pacific telecommunications research at CSFB)

Mr. WANG Xiaochu, Chairman and Chief Executive Officer of the Company:

To meet this intensifying market competition, the Group will continue to fully leverage its network advantages, integrate its brands and enhance its customer service, roll out marketing plans, such as tariff packages and point accumulation reward programs that suit the needs and consumption characteristics of different customer segments, and aggressively promote voice usage volume, in order to enhance customer loyalty and increase business revenue, as well as to develop new businesses. In light of the new adds market being characteristically comprised of users with low-usage and low ARPU, the Group will increase its efforts in promoting the "Shenzhouxing" sub-brand regional services in order to better satisfy the needs of new users, further expand the Company's user base, further consolidate the Company's position as the market leader and realize economies of scale. Concurrently, the Company will endeavour to control the related operating costs for these sub-brand regional services, such that the Company can realize satisfactory results despite a low ARPU level.

Would the Company comment on the development of its new businesses?

(Mr. Tim STOREY, head of Asia Pacific telecommunications research at Goldman Sachs)

Mr. LU Xiangdong, Executive Director and Vice President of the Company:

In 2003, the Group's new businesses continued to drive rapid growth, and the proportion of the Group's operating revenue derived from new businesses increased by 4.1 percentage points when compared to that of 2002, reaching a double-digit figure of 10.2 per cent. for the first time ever. In particular, SMS grew rapidly, doubling in both usage volume and revenue when compared to 2002. SMS continued to be the main source of revenue growth for new businesses. In accordance with principles of "fairness, openness and 'win-win' co-operation", the Group's "Monternet" entered into broad co-operation arrangements with third-party service providers, with outstanding results, and has more than 880 SMS service providers offering more than 70,000 types of services, with a subscriber base exceeding 62.42 million. Concurrently, non-SMS data services such as WAP, MMS, wireless Internet access and certain new applications have been well received in the market and will gradually become drivers of new business growth.



SG&A expenses in 2003 increased by 35.9% over the pro-forma combined SG&A expenses in 2002. The increase was substantially higher than the increase in the pro-forma combined revenue (10.3%). What were the main reasons?

(Mr. Alistair SCOTT, head of Asia Pacific telecommunications research at Merrill Lynch)

Mr. XUE Taohai, Executive Director and Chief Financial Officer of the Company:

SG&A expenses (consisting primarily of sales and marketing expenses, maintenance, and administration and other general expenses) increased by 35.9 per cent. over the pro-forma combined SG&A expenses in 2002 to RMB43.3 billion, primarily because the Group increased its promotion and marketing activities, and redoubled its efforts to retain customers in response to the current competitive market environment. Sales and marketing expenses (including advertising, promotion, marketing, sale commissions, the customer point reward program and associated mobile handset costs), were RMB21.1 billion, representing an increase of RMB7.3 billion compared with the pro-forma combined figure in 2002. Investments in sales and marketing initiatives have improved customer satisfaction and loyalty and have expanded the subscriber base, thereby enabling the Group to record favorable growth in revenue and ensure long-term profitability. As competition intensifies and more new businesses are



launched in the future, sales and marketing expenses are expected to face increasing pressures. However, the Group will continue to further refine its management processes to effectively control costs, in particular, to better control costs related to low-end subscribers, with a view to ensuring the continued steady growth of the Company's business.

Can the Company elaborate on its CAPEX plan for the coming 3 years?

(Mr. Francis CHEUNG, head of Asia Pacific telecommunications research at CLSA)

Mr. HE Ning, Executive Director and Vice President of the Company:

In order to ensure the Group's long-term development and maintain its leading position in the market, the Group has endeavoured to optimize and enhance the cost effectiveness of its capital expenditure. The Group's newly budgeted capital expenditure from 2004 to 2006 is US$14.0 billion. The budgeted capital expenditure for each of the three years is US$5.8 billion, US$4.3 billion and US$3.9 billion, respectively. The new capital expenditure budget for 2004 is larger than the amounts previously budgeted, primarily as a result of increased traffic volume and the need to consolidate the Company's overall competitive position to ensure its future development. The capital expenditure earmarked for the next three years will be used mainly for the construction of GSM networks (45 per cent.), the development of new technologies and new businesses (18 per cent.), and for the construction of support systems (15 per cent.) and transmission and structural facilities. The required funding will be sourced largely from cash generated from the Group's operating activities.

CORPORATE GOVERNANCE

Improving corporate governance

Enhancing corporate value

Generating greater returns for shareholders

The Company's goal has always been the enhancement of corporate value, with its focus on the stable and positive long-term growth of EBITDA, net profit and cash flow, to ensure the sustainable long-term development of the Company and to generate greater returns for shareholders. We are dedicated to implementing effective corporate governance. We firmly believe that by improving our corporate governance, increasing transparency and establishing effective accountability mechanisms, the Company will be able to better achieve the above objectives and operate in a more orderly manner. This will, in turn, promote investor confidence in the Company. The Company's efforts and achievements in relation to corporate governance have won popular recognition from various sectors, and the Company has received a number of awards from internationally-renowned professional organizations and journals. These awards and honors have brought much pride and encouragement to the Company's management and employees, stimulating sustained efforts to achieve even greater accomplishments.

The Board of Directors

The Board is responsible for the management of the Company and accountable to the shareholders for their entrusted assets and resources. The key responsibilities of the Board include the formulation of the Group's overall strategies, the setting of management targets and the supervision of the management's performance. There are currently five non-executive directors, three of whom are independent non-executive directors. Independent non-executive directors are select individuals whose objective judgements are not subject to the influence of the Company or its substantial shareholders. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent non-executive directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of minority shareholders. They serve as an important balancing factor in the policy making process of the Board and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. The Board usually meets four times each year. Board meetings are convened in accordance with established practice (including those relating to reporting and supervision). The Board currently has three principal committees, which are the audit committee, the remuneration committee and the nomination committee.


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Audit Committee

In 1998, the Company established the audit committee, which is comprised solely of independent non-executive directors. The audit committee's primary responsibilities include the review of the Group's financial reports, the related auditors' review report and management's responses to the review report. The audit committee will also discuss the audit procedures with the auditors, as well as any issues arising out of such procedures, and will review the auditors' appointment, the auditors' fees and any matters relating to the termination of the appointment or resignation of the auditors. In addition, the audit committee will also examine the effectiveness of the Group's internal controls, review the Group's internal audit plan, and submit relevant reports and recommendations to the Board on a regular basis. The audit committee usually meets four times a year.

Remuneration Committee

In 2000, the Company established the remuneration committee, which is comprised solely of independent non-executive directors. The primary responsibilities of the remuneration committee include advising the Board in relation to the remuneration structure and costs of the Company's executive directors and executives, as well as representing the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts. Meetings of the remuneration committee are held when necessary. In 2003, the remuneration committee held one meeting, mainly to review and endorse the progress report on the implementation of the Group's employee positioning, remuneration and performance evaluation reforms.

Nomination Committee

In 2001, the Company established the nomination committee, which is comprised mainly of independent non-executive directors. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the Board on matters relating to the appointment and re-appointment of Board members and ensuring the proper and transparent procedures for the appointment and reappointment of directors. Meetings of the nomination committee are held when necessary. Two meetings were held in 2003.



Internal Controls and Internal Audit

To protect its assets and to ensure the accuracy and reliability of the financial information that the Company uses in its business and releases to the public, the Company conducts regular reviews of the effectiveness of the Group's internal control systems. The scope of these reviews includes finance, operations, regulatory compliance and risk management.

In 2002, the Company established an information disclosure committee, which is responsible for disclosure issues and reports directly to the Chief Executive Officer and the Chief Financial Officer. The information disclosure committee's members include the management of the Company. The Company has also enhanced its procedures and internal controls in relation to the collection, processing and disclosure of information, with a view to ensuring the truthfulness, accuracy and timeliness of such disclosures.

The internal audit of the Company involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The head of internal audit submits working reports and recommendations to the audit committee on a regular basis, which, in turn, reports regularly to the Board.

Corporate Transparency and Investor Communications

Generally, when announcing its interim results, annual results or any major transactions, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to investors and the public, and to address any questions they might have. In addition to reporting its interim results and annual results in accordance with regulatory requirements, the Company adheres to the practice of voluntarily making quarterly disclosures of certain key, unaudited operational and financial data, to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their



understanding of the Group's operating position. The Company has high regard for the annual general meeting of its shareholders, as it provides a valuable opportunity for communication between the Board and the shareholders. At the meeting, the Board is available to fully address questions raised by shareholders.

The Company also, from time to time, informs the market, in a timely fashion, of the latest significant business developments of the Company via press releases, announcements and publications on its Internet web-site. The Company's Investor Relations and Corporate Communications departments focus, respectively, on providing information and services to our shareholders and investors, as well as the media. The Company also regularly updates the "Frequently Asked Questions" section on its Internet web-site, to provide succinct responses to the latest key issues of concern to investors. In addition, the Company publishes in real-time on its Internet web-site the important enquiries of investors and the media, together with the Company's responses.

The Company supplements its regular meetings with research analysts and investors with periodic and large-scale on-site meetings to enable investors to inspect the actual operations of some of the Group's operating subsidiaries. Investors may engage the management of the relevant operating subsidiaries and the Company's holding company, China Mobile Communications Corporation, as well as officials from the relevant regulatory authorities, in direct discussions. These measures are intended to assist investors in better understanding the development of the Group's business and the overall telecommunications industry in China.

Continuous Enhancement of Corporate Governance Standards

The Company will, on a consistent basis, closely study the development of corporate governance practices among the world's leading corporations, future amendments to the relevant regulations, and the requirements of the investment community. The Company will also conduct periodic reviews of, and import refinements to, its corporate governance procedures and practices so as to ensure the long-term sustainable development of the Company, to enhance corporate value and to generate greater returns for shareholders.



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Focused

Focusing on our core mobile telecommunications business, proactively integrating our brands, developing new businesses, and further consolidating our position as Mainland China's mobile telecommunications market leader

BUSINESS REVIEW

In 2003, despite intensified competition in Mainland China's telecommunications market and the outbreak of SARS, the Group adopted effective competitive strategies, further refined its management methods, enhanced brand integration, stepped up promotions of voice usage volume, pioneered new sales and business models and ceaselessly promoted new businesses, thereby preserving its sound fundamentals. By unswervingly pursuing its established development strategies and focusing on its core mobile telecommunications businesses, the Group sustained steady business growth and consolidated its position as Mainland China's mobile telecommunications market leader.

As at the end of 2003, the Group's subscriber base reached 141.616 million, representing an increase of 20.3 per cent. from 2002. The aggregate subscriber usage volume reached 373.22 billion minutes, representing an increase of 43.5 per cent. from 2002. The number of mobile data services users reached 100.640 million, representing an increase of 74.3 per cent. from 2002. The SMS penetration rate reached 71.1 per cent., representing an increase of 22.0 percentage points from 2002. SMS usage volume reached 93.51 billion messages, representing an increase of 131.4 per cent. from 2002. Revenue from new businesses reached RMB16.205 billion, representing an increase of 85.5 per cent. from 2002. Revenue from new businesses accounted for 10.2 per cent. of the Group's operating revenue, representing an increase of 4.1 percentage points from 2002.

The table below summarizes the key operating data of the Group for the period from 2001 to 2003. Except for the 2003 data, which are the Group's consolidated results, operating figures shown in this table and in the "Business Review" section are, unless otherwise specified, pro-forma combined figures, which means that it is assumed that the Group's existing structure (including twenty-one mobile telecommunications companies) was in place during the two-year period from 1 January 2001 to 31 December 2002.

Key Operating Data of the Group for 2001 through 2003

	2003	2002	2001
Mobile Subscribers (Millions)	**141.6**	117.7	90.6
Net Additional Subscribers (Millions)	**23.9**	27.1	32.6
Total Usage (Billion Minutes)	**373.2**	260.1	208.8
Average Usage per User per Month (MOU) (Minutes/User/Month)	**240**	207	234
Average Revenue per User per Month (ARPU) (RMB/User/Month)[1]	**102**	115	141
SMS Usage Volume (Billion Messages)	**93.5**	40.4	7.3

	2003	2002	2001
Contract Subscribers[2]			
Mobile Subscribers (Millions)	**51.1**	49.0	46.9
Average Usage per User per Month (MOU) (Minutes/User/Month)	**417**	334	324
Average Revenue per User per Month (ARPU) (RMB/User/Month)	**171**	176	189

	2003	2002	2001
Prepaid Subscribers[2]			
Mobile Subscribers (Millions)	**90.5**	68.7	43.7
Average Usage per User per Month (MOU) (Minutes/User/Month)	**129**	99	103
Average Revenue per User per Month (ARPU) (RMB/User/Month)	**58**	63	72

Notes: (1) Except as otherwise noted, all monetary figures shown in this Business Review section are expressed in Renminbi.

(2) For management reference purposes, contract subscribers are classified to include "GoTone" subscribers and subscribers who have signed service contracts with the Group, while prepaid subscribers are classified to include subscribers of "Shenzhouxing" and "M-Zone" and local brands or packages targeting low usage volume users.

Subscriber Development

In 2003, the Group adopted effective competitive strategies, enhanced brand integration, stepped up promotions to stimulate increased voice usage volume, pioneered new sales and business models and ceaselessly developed and promoted new businesses. In addition, the Group strived to enhance customer value, increase the appeal of its services and provide differentiated and personalized services targeting the needs of different customer segments.

The Group's subscriber base continued its steady growth. As at 31 December 2003, the Group's mobile subscriber base reached 141.616 million, of which 51.138 million were contract subscribers and 90.478 million were prepaid subscribers. In 2003, the total net increase in the Group's subscriber base was 23.940 million.

As at the end of 2003, the Group had maintained its position as the market leader in Mainland China, with a market share within its service areas of approximately 64.8 per cent. The mobile telephone penetration rate within areas serviced by the Group was approximately 21.0 per cent.

The Chinese government continues to adopt proactive policies to nurture domestic demand and raise urban and rural incomes. At the same time, the accelerated "Informationalization" of Mainland China's domestic economy and society have also stimulated significant demand from public sector and business customers. These factors, together with the continued excellence of the Group's mobile telecommunications networks and increasingly rich mobile telecommunications services offerings, and the gradual lowering of usage barriers, present attractive growth potential for the mobile telecommunications market.

Total Usage

In 2003, the Group fully utilized its network's capabilities and promoted increased voice usage volume by segmenting network utilization on both a temporal and a geographical basis, targeting different customer segments through effective branding. Despite a reduction in revenue per minute, the Group benefited as a result of flexible pricing by stimulating usage volume growth, in particular, during off-peak hours, in low-traffic areas and within the Group's network, thereby increasing network utilization. The

Subscriber Base

(Millions)


CAGR (Compound Annual Growth Rate) 25.0%
90.57
43.72
46.85
117.68
68.65
49.02
141.62
90.48
51.14
2001.12
2002.12
2003.12

■ Contract Subscribers
□ Prepaid Subscribers

Total Usage

(Billion Minutes)


CAGR 33.7%
208.8
37.6
171.2
260.1
67.5
192.6
373.2
122.4
250.8
2001
2002
2003

■ Contract Subscribers
□ Prepaid Subscribers

MOU

(Minutes)


234
324
103
207
334
99
240
417
129
2001
2002
2003

Blended
■ Contract Subscribers
□ Prepaid Subscribers

rate of decline in the Group's average revenue per user per month (ARPU) moderated significantly, and the Group recorded stable growth in operating revenue, laying a solid foundation for future development.

In 2003, the Group's aggregate mobile subscriber usage volume reached 373.22 billion minutes, representing an increase of 43.5 per cent. from 2002. The Group's average minutes of usage per user per month (MOU) in 2003 was 240 minutes, representing an increase of 16.0 per cent. from that of 207 minutes in 2002. The MOU of contract subscribers and prepaid subscribers in 2003 were 417 minutes and 129 minutes, respectively.

New Businesses

The Group established a market-guided product development process and reinforced the research, development and promotion of new businesses, emphasized improving the penetration rates of new businesses, their optimal utilization and customer appeal. While maintaining speedy growth in new businesses such as SMS, the Group continued to nurture new contributors to revenue.

In 2003, the Group's new businesses continued their rapid growth trend and became a key driver of operating revenue growth. Revenue from new businesses for 2003 reached 16.205 billion, representing an increase of 85.5 per cent. from 2002. The proportion of the Group's operating revenue that derives from new businesses reached 10.2 per cent., representing an increase of 4.1 percentage points from 2002.

SMS continued to be the main source of revenue growth for new businesses. In 2003, revenue from SMS reached 9.909 billion, the number of mobile data services users reached 100.640 million, the SMS penetration rate (SMS subscribers as a percentage of total subscriber base) reached 71.1 per cent. and SMS usage volume reached 93.51 billion messages. The number of "Monternet" SMS subscribers reached 62.422 million, "Monternet" SMS usage volume reached 17.63 billion messages, and the "Monternet" penetration rate ("Monternet" SMS subscribers as a percentage of total subscriber base) exceeded 40 per cent.

Number of Mobile Data Services Users

(Millions)


26.9
57.7
100.6
CAGR 93.3%
2001.12
2002.12
2003.12

SMS Usage

(Billions)


7.3
40.4
93.5
CAGR 259.1%
2001
2002
2003

36

The Group upheld the principles of "fairness, openness and 'win-win' co-operation" in the operation of "Monternet" and further standardised and enhanced the administration of co-operation arrangements with service providers (SP). Through the adoption of co-operative management measures, content evaluations, assessments by third parties, the leveraging of customer service support systems and the restructuring of sales and marketing activities, the Group encouraged the healthy and positive development of "Monternet". As at the end of 2003, the Group's SP partners included more than 880 SMS SPs offering more than 70,000 types of services in 28 categories, ranging from information and entertainment to business services. Also included were more than 80 Multimedia Messaging Services, or MMS, SPs offering nearly 1,600 types of services.

Brand Integration

In 2003, the Group launched the re-branding and integration of its three nation-wide customer brands. By means of thorough brand planning, associating brand awareness with the Group's marketing strategies and identifying distinct competitive advantages, the Group launched the staged promotion of "M-Zone", the re-branding of "GoTone", and the restructuring of "Shenzhouxing". Having identified the brand values and having clarified the brand structures, a clearer picture of the Group's customer branding gradually emerged, and the Group began to realize the potential of its brands, achieving increased brand recognition and appreciation.

Following the successful re-branding of "GoTone", the Group launched the "'GoTone' Customer Services Improvement Program", to enhance brand differentiation and increase the appeal of its services to mid-to-high-end customers. Focusing on the special

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characteristics of the targeted customer groups of the "GoTone" services, the Group launched tailored services packages for new businesses, such as MMS, "e-Freedom", "Mobile Brokerage" and "12580 Business Travel Companion". Since quality is the central focus of the "GoTone" services, the Group's marketing to "GoTone" subscribers emphasized the plan's grade-A services, such as "1860 Operator-assisted Services and Roaming Services", cross-region services, account manager services and airport VIP lounge services.

The full-scale launch of the new "M-Zone" customer brand specifically targeting the youth market was one of the focal points of the Group efforts in 2003. Through the introduction of bundled value-packages that include SMS, personalized ring-tones and picture downloads, "Mobile QQ", "Treasure Box (Java)", "12586 mobile chat" services and "12590 voice-SMS information" services, "M-Zone" is the brand consistently recognized as providing "The 'Autonomous Region' for Youthful Communication". As at the end of December 2003, the total number of "M-Zone" subscribers reached 10.557 million, the "M-Zone" SMS penetration rate reached 97.8 per cent., and ARPU for new businesses reached RMB30. Through these efforts, the value of the brand was further realized.

Through the progressive integration of local brands and service packages into the "Shenzhouxing" brand, improved cost control over the marketing of "Shenzhouxing" and the offering of qualified discounts and benefits, the "Shenzhouxing" service became more competitive in the low-end market and stimulated the promotion and penetration of the Group's mobile telecommunications services.

Development of Corporate and Institutional Customers

The Group optimally utilized its network resources and its competitive advantages to develop corporate and institutional customers. The Group offered targeted bundling of basic services such as VPMN, corporate SMS, mobile office products, access solutions, IP phone and "CMNet" services, developed personalized corporate and business applications, and integrated the "Informationalization" of government and corporate entities with the personal communications needs of their individual members, to provide comprehensive mobile "Informationalization" solutions to major corporate and institutional customers. Corporate "Informationalization" has promoted growth in the Group's base of individual subscribers, whose consumption pattern has, in turn, promoted corporate "Informationalization". This phenomenon has not only led to improvements in the quality of the Group's corporate and institutional customers and expansion of the Group's customer base and market share, but has had the added effect of promoting the usage of the Group's services and, ultimately, of enhancing customer loyalty and increasing the Group's revenue.

In 2003, the Group's mobile "Informationalization" solutions were widely applied in governmental departments and ministries, such as the police, customs and tax authorities, industry and commerce, as well as in such areas as banking and finance, electric power supply, automobile manufacturing and medical facilities. These solutions assisted corporate and institutional customers in increasing their efficiency, lowering costs and improving revenue and service quality, thus establishing a "win-win" partnership between the Group and its corporate and institutional customers.

Customer Services

In 2003, the Group further optimized its customer service processes and, to ensure that customers would always be left with a positive impression, pioneered new services, effectively restructured and enhanced its brands, and improved overall competitiveness. Targeting its entire subscriber base, the Group launched the credibility initiative of "Any Billing Error, Double Refund", the International Roaming Chinese Greeting Messages and the International Roaming Caller Display services. In addition, the Group also provided its customers with comprehensive form-filling assistance at customer service counters and bill-delivery services, integrated its website services, and gradually established an Internet-based marketing and service system. Through these management initiatives, the services support and management of corporate customers, SPs and new businesses was considerably improved.

Through targeted upgrading of the "GoTone" service platform and its integration into the "GoTone" brand, including "1860", "Personal Account Executive", "Corporate Account Executive", and various offerings at the Group's sales and services outlets, the Group further differentiated the "GoTone" customer branding from other brands and ensured that "GoTone" subscribers would enjoy preferred service. Furthermore, the Group noted improvements in cross-region services. "GoTone" VIP members can now enjoy various cross-region services, such as changing or re-issuing SIM cards in roaming locations, terminating or re-activating services in roaming locations, handsets repair in roaming locations, and special airport services in home network and in roaming locations. Other privileges are also available to "GoTone" VIP members in roaming locations.

By optimizing basic customer service and service management functions, the Group increased overall service quality. Further, by anticipating our customers needs and more proactively communicating with them via outgoing calls from the customer service centers, as a means of direct marketing, the Group's customer service facilities were utilized as a marketing channel. Through personalized services targeting the needs of specific market segments, the Group secured the loyalty of its high-end and corporate customers and further heightened customer satisfaction.


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Communications Network

In 2003, the Group continued to improve network management, conducted quality evaluations of its networks on the basis of subscriber perceptions, and thereafter adjusted and optimized the physical network based on such evaluations, thereby enhancing network security. In addition, the Group further expanded its network coverage, achieving full coverage in specific key areas, such as urban commercial buildings and luxury residential communities. The Group also achieved seamless coverage along major trunk transportation lines and around tourist spots. The Group improved its management of global roaming quality, established an international call signal monitoring and measuring system, implemented the testing and measuring of outgoing and incoming call signals, optimized the organisation of network routers, rationalized procedures for handling complaints and significantly improved global roaming quality.

In 2003, the wireless connection rate of the Group's networks reached 99.5 per cent., the voice call drop rate was less than 0.8 per cent., and the SMS delivery rate reached 98.2 per cent. As at 31 December 2003, the Group utilized 1,148 mobile switching centers and approximately 103,700 base stations. Network capacity reached 172 million subscribers and the network utilization rate reached 82.3 per cent. The quality and scale of the Group's networks continued to lead the industry.

In 2003, the Group further expanded its global roaming services coverage. As at the end of 2003, GSM global roaming services covered 155 countries and regions, while GPRS global roaming services coverage extended to 34 countries and regions. The subscribers of the Group may send or receive short messages to or from the subscribers of 201 mobile communication operators in 100 countries and regions of the world.

Support Systems

The Group upgraded and centralized its Network Management System (NMS), its New Business Support System (NBSS), its Business Operation Support System (BOSS), its Customer Relationship Management (CRM) System and its Management Information System (MIS) in 2003, to refine our management processes, adapt to ever-changing market developments and intensified competition, improve the Group's management of operations, services and customers, improve our responsiveness and ability to support and meet the needs of new businesses, and to anticipate the ever-changing and expanding needs of our customers. Through these measures, the Group achieved more effective resource sharing and allocation, progressively establishing a scientific decision-making regime, and producing an overall improvement in the Group's network management, corporate information, billing settlement and business management, which satisfied the Group's requirements in relation to its business development, customer service, and the management of sales and marketing channels and content-based billing, thereby ensuring the smooth execution of the Group's sales and service policies.

Capital Expenditure

The Group's capital expenditure in 2003 was approximately US$6.0 billion, which represents an increase of approximately US$400 million from the original plan. In the face of intensified market competition, the Group promoted voice usage volume in a flexible manner, which increased total network usage. Although the Group endeavoured to promote voice usage volume during off-peak hours, while concurrently continuing to optimize the allocation of network resources so as to ensure the effective utilization of its networks, pressures for network capacity expansion continued. In order to meet market needs, and after taking into account the Group's future development and investment efficiency, the Group increased its investment in GSM networks in 2003.

The Group's newly budgeted capital expenditure from 2004 to 2006 is US$14.0 billion. The budgeted capital expenditure for each of the three years is US$5.8 billion, US$4.3 billion and US$3.9 billion, respectively. The new capital expenditure budget for 2004 is higher than the amounts previously budgeted, primarily as a

Capital Expenditure

(US$ Billions)


5.6
6.0
4.9
5.8
4.5
4.3
3.9
2003
2004
2005
2006

■ Originally Budgeted Capital Expenditure for 2003 – 2005
□ Capital Expenditure for 2003
▨ Newly Budgeted Capital Expenditure for 2004 – 2006

result of the increased traffic volume and the need to enhance the Group's foundation for its future development. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems and other, and for the development of new technologies and new businesses. The required funding will be sourced largely from cash generated from the Group's operating activities.

The Group is actively monitoring the development of 3G technologies and adopts a prudent approach to the full-scale investment and construction of 3G networks. Only minimal capital expenditure has been currently budgeted annually for 3G monitoring and performance trials.



"Mobile is all we do, so we do it best!"

Future Business Strategies

The Group will continue to focus exclusively on its core mobile telecommunications businesses, further refine our management methods, retain and develop current and potential high-value customers, enhance customer branding and emphasize differentiated services. The Group will also develop reputable and dependable products and services, strengthen business operation analysis, improve management and control over marketing and sales channels, improve bundling to address customer needs and sales techniques, continue service innovation, incorporate service requirements into the mobile value chain, pursue sustainable development, and further consolidate the Group's position as the market leader in Mainland China and strive to become a state-of-the-art, fully integrated mobile services provider.



Solid

Solid financial profile providing a secure foundation for future development

FINANCIAL REVIEW

In 2003, the Group effectively leveraged its position as the market leader in Mainland China's mobile telecommunications industry and its economies of scale and continued to pursue refined management methods. Despite intensified competition and the outbreak of SARS, the Group's operating revenue grew by 10.3 per cent. to RMB 158,604 million. EBITDA margin and net profit margin were maintained at the relatively high levels of 58.2 per cent. and 22.4 per cent., respectively. The Group maintained its solid capital structure and strong free cash flow.

For ease of comparison, unless otherwise specified, the financial information relating to the income statements and business information for 2001 and 2002 set out in this Financial Review represents the Group's unaudited pro-forma combined ("**Pro-forma Combined**") data and has been prepared on the assumption that the existing corporate structure of the Group with 21 operating subsidiaries was in place since 1 January 2001. Financial information relating to the balance sheet and the cash flow statement set out in this Financial Review is extracted from the audited financial statements.

Extracts from income statement

	2003 Consolidated (RMB Millions)	2002 Pro-forma Combined (RMB Millions)	Change %
Operating revenue (Turnover)			
Usage fees and monthly fees	**131,693**	123,405	6.7
New business revenue	**16,205**	8,735	85.5
Other operating revenue	**10,706**	11,644	(8.1)
	158,604	143,784	10.3
Operating expenses			
Leased lines	**4,914**	5,961	(17.6)
Interconnection	**12,868**	14,840	(13.3)
Depreciation	**36,611**	30,470	20.2
Personnel	**7,700**	7,501	2.7
Other operating expenses	**43,308**	31,875	35.9
	105,401	90,647	16.3
Profit from operations	**53,203**	53,137	0.1
Other net income	**2,464**	1,739	41.7
Profit attributable to shareholders	**35,556**	34,032	4.5
EBITDA	**92,278**	85,346	8.1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results for 2003

While intensified competition in Mainland China's telecommunications market and the sudden outbreak of SARS, in certain regions of China appreciably affected the Company's operations during the first half of 2003, the Group maintained its established development strategies that focused on its core mobile telecommunications businesses. The Group further enhanced and restructured its brands, adopted effective competitive strategies targeting different market segments, refined its closed-loop budget, performance and remuneration management, carried out cost-effective investments and pursued refined management techniques. As a result, the Group continued to achieve favorable growth in 2003. Driven by growth in total usage and subscriber base and the wide acceptance of the Group's new businesses, operating revenue for 2003 reached RMB158,604 million (all monetary amounts below are expressed in RMB, unless otherwise specified), representing an increase of 10.3 per cent. over 2002. Owing to increased investments in sales and marketing initiatives in response to increasingly intense market competition and increased depreciation

Extracts from Balance sheet

	2003 Consolidated (RMB Millions)	2002 Consolidated (RMB Millions)	Change %
Current assets	**69,457**	56,102	23.8
Non-current assets	**237,846**	229,919	3.4
Total assets	**307,303**	286,021	7.4
Current liabilities	**78,150**	60,114	30.0
Non-current liabilities	**30,168**	52,451	(42.5)
Total liabilities	**108,318**	112,565	(3.8)
Minority Interests	**182**	191	(4.7)
Shareholders' equity	**198,803**	173,265	14.7

Extracts from Cash Flow Statement

	2003 Consolidated (RMB Millions)	2002 Consolidated (RMB Millions)	Change %
Net cash from operating activities	**85,534**	69,422	23.2
Net cash used in investing activities	**(54,292)**	(64,117)	(15.3)
Net cash (used in)/ from financing activities	**(24,688)**	5,449	N/A

Note: As a result of the amendments to the accounting treatment of deferred taxation under "Statement of Standard Accounting Practice No. 12", retrospective adjustments were made to certain financial figures for 2002.

expenses arising from discreet investments intended to stimulate usage volume growth, operating expenses increased by 16.3 per cent. to 105,401 million. However, the Group's effective cost control measures led to a reduction in leased line and interconnection expenses. EBITDA was 92,278 million, representing an increase of 8.1 per cent. from 2002. EBITDA margin was sustained at a high level of 58.2 per cent. Profit attributable to shareholders was 35,556 million, representing an increase of 4.5 per cent. from that of last year, while audited consolidated earnings per share was 1.81, representing an actual increase of 6.5 per cent. from last year.

In 2003, the Group sustained its strong cash flow as a result of increased revenue, effective cost control measures and efficient capital expenditure management. The Group's net cash from operating activities and free cash flow reached 85,534 million and 35,529 million, respectively. At the same time, the Group's total debt to capitalization ratio and interest coverage multiple remained sound. Moody's and Standard and Poor's, respectively, upgraded the Company's corporate credit rating, reflecting further market acknowledgement of the prudent approach consistently adopted by the Group.

Operating Revenue (Turnover)

Operating revenue for 2003 reached 158,604 million, representing an increase of 10.3 per cent. over 2002. Despite intensified market competition in 2003, the Group continued to pursue its established competitive strategies, and further enhanced and restructured its brands, employing appropriate market segmentation. The Group also leveraged its competitive advantages of network scale and capacity, especially during off-peak hours, to promote increased voice usage volume. Benefiting primarily from continued growth in the Group's subscriber base and voice usage volume and combined with the rapid expansion of the Group's new businesses, despite the decline in revenue per minute, the rate of decline in the Group's average revenue per user per month (ARPU) moderated significantly and the Group's operating revenue recorded stable growth.

The Group targeted different market segments by

Composition of Operating Revenue


73.2%
14.4%
0.6%
2.8%
9.0%
72.6%
13.2%
6.1%
8.1%
70.0%
13.0%
10.2%
6.8%
Usage fees
Monthly fees
Connection fees
New business revenue
Other operating revenue
2001
2002
2003

adopting specific marketing strategies to promote voice usage volume, such as introducing personalized service packages that focus on different subscriber groups and continuing brand integration to further enhance brand image. In 2003, the Group proactively developed corporate and institutional customers and increased both the size and market share of the corporate customer base. In addition, revenue from the Group's voice business, representing a major portion of the Group's operating revenue, continued its strong growth trend. Usage fees and monthly fees reached 131,693 million, representing an increase of 6.7 per cent. from 2002 and 83.0 per cent. of the Group's operating revenue.

Revenue from new businesses continued its rapid and robust growth trend and has become a key driver of the Group's overall operating revenue growth. Revenue from new businesses reached 16,205 million in 2003, representing an increase of 85.5 per cent. over 2002, and accounted for 10.2 per cent. of the Group's operating revenue, an increase of 4.1 percentage points over the same period in 2002. These revenue streams demonstrate the robust growth trend of the Group's new businesses. Short Message Services (SMS) continued to be the main contributor to revenue growth of the Group's new businesses. SMS usage volume and revenue grew rapidly when compared to 2002, with revenue from SMS reaching 9,909 million in 2003, representing an increase of 133.9 per cent. from 2002. At the same time, the Group also leveraged its competitive advantages in networks, technologies and innovations, and launched a series of new and pioneering businesses, providing customers with diversified and personalized data services and further consolidating the Group's leading position in mobile data businesses in Mainland China. Revenue from other data businesses in 2003 reached 2,849 million, representing an increase of 112.1 per cent. over last year.

Operating Expenses

Operating expenses for 2003 were 105,401 million, representing an increase of 16.3 per cent. from the previous year. Average operating expenses per user per

New Business Revenue

(RMB Millions)


16,205
8,735
3,589
CAGR 112.5%
10.2%
6.1%
2.8%
2001
2002
2003
New Business Revenue/Total Operating Revenue

Proportion of Operating Expenses in Operating Revenue


62.1%
63.0%
66.5%
5.1%
4.1%
3.1%
12.9%
10.3%
8.1%
18.6%
21.2%
23.1%
20.1%
22.2%
27.3%
2001
2002
2003
Leased Lines
Interconnection
Depreciation
Personnel
Other Operating Expenses

month for 2003 were 67.9, representing a decline of 6.0 per cent. from the previous year, and average operating expenses per minute of usage were 0.282, representing a decline of 19.2 per cent. from the previous year.

Giving due consideration to the growth in usage fees and usage volume, the Group took steps to augment its network structure and increase its efficiency. The Group also terminated surplus leased lines, thereby further reducing leased line expenses. The Group's leased line expenses for 2003 were 4,914 million, representing a decline of 17.6 per cent. from the previous year. Leased line expenses as a percentage of operating revenue also decreased from 4.1 per cent. in 2002 to 3.1 per cent. in 2003.

Given the 43.5 per cent. increase in usage volume in 2003, the Group increased its efforts to optimize network structure and carefully reorganize and re-route traffic volume. In 2003, interconnection expenses were 12,868 million, representing a decrease of 13.3 per cent. from the previous year. Interconnection expenses accounted for 8.1 per cent. of total operating revenue in 2003, representing a decline of 2.2 percentage points from that of 2002.

Depreciation expenses were 36,611 million in 2003, representing an increase of 20.2 per cent. from 2002 and accounting for 23.1 per cent. of operating revenue, and was a key contributing factor to the increase in operating expenses. To complement the marketing strategies that stimulate increased voice usage volume and the further development of its new businesses, the Group expanded its network capacity and constructed various support networks. Notwithstanding the increase in the Group's capital expenditure and corresponding depreciation expense, the high quality of services provided by the Group's premium networks, the increasing popularity of its new businesses, and growth in usage volume have resulted not only in a more moderate rate of decline in ARPU, but also in increased customer loyalty. Coupled with the growth in its customer base, the

Appropriate Investments

(RMB Millions)


158,604
143,784
126,412
13.7%
10.3%
46,244
10.9%
51,271
6.1%
54,393
2001
2002
2003
Operating Revenue
Leased Lines and Interconnection
Depreciation

Despite increased depreciation, appropriate investments supported:
- *Steady growth of business and operating revenue*
- *Savings in leased lines and interconnection*

Group achieved stable growth in total revenue. The Group's construction of its own transmission network and improvements in the overall network utilization rate have led to a reduction in leased line expenses and interconnection expenses. Total depreciation, leased line and interconnection expenses increased 6.1 per cent. in 2003, which is lower than the increase of 10.3 per cent. in operating revenue over the same period. At the same time, the improvement in network efficiency and the reduction in the average depreciation expense per minute from 0.117 in 2002 to 0.098 in 2003, amply demonstrated the effectiveness of the Group's investments.

The Group bolstered its human resources reforms, and further optimized the closed-loop budget, performance and remuneration management system, thereby enabling the Group to retain and attract talented staff while maintaining effective control over personnel expenses. Personnel expenses were 7,700 million in 2003, representing an increase of 2.7 per cent. from 2002. However, as a percentage of operating revenue, personnel expenses declined by 0.3 percentage points from their 2002 level to 4.9 per cent. in 2003. The Group had a total of 63,859 employees as at 31 December 2003.

Other operating expenses (consisting primarily of sales and marketing expenses, maintenance, and administration and other general expenses) increased by 35.9 per cent. over 2002 to 43,308 million, accounting for 27.3 per cent. of the operating revenue. This increase was a key factor contributing to the relatively rapid rise in the Group's operating expenses. In response to the current competitive market environment, the Group supplemented its service promotion and marketing efforts to retain customers. Sales and marketing expenses (including advertising, promotion, marketing, sale commissions, the customer point reward program and associated mobile handset costs) in 2003 were 21,071 million, representing an increase of 7,266 million from 2002. Investments in sales and marketing initiatives have improved customer satisfaction and loyalty and have expanded the subscriber base, thereby enabling the Group to record favorable growth in revenue and ensure long-term profitability. In view of the Group's emphasis on rigorous customer credit management and the strict oversight of any defaults in payment by customers, the Group restrained its bad debt ratio to a relatively low level of 1.27 per cent. in 2003. As competition further intensifies, sales and marketing expenses are expected to face increasing pressures in the future. However, the Group will continue to pursue refined management methods, to effectively control expenditure growth, in particular, to better control costs in relation to low-end subscribers and to emphasize cost effectiveness to maximize returns.

EBITDA, Profit from Operations and Profit Attributable to Shareholders

Profit from operations for 2003 reached 53,203 million. Despite the relatively rapid growth in depreciation and SG&A expenses and the moderating rate of growth in profit from operations, the Group believes that appropriate capital expenditure and investments in marketing and selling efforts will assist the Group in retaining its high-value customers and further expanding its subscriber base, thereby providing a foundation for the Group's long-term and sustainable profit-generating capability.

EBITDA for 2003 was 92,278 million, representing an increase of 8.1 per cent. over 2002. EBITDA margin remained at a high level of 58.2 per cent. The Group's profit attributable to shareholders in 2003 was 35,556 million, representing an increase of 4.5 per cent. over 2002. These reflect the Group's ceaseless efforts to generate improved returns and create value for its shareholders. The Group will continue to focus on developing its core mobile telecommunications business with a view to realizing sustainable and favorable long-term growth.

Strong Cash Flow and Sound Capital Structure

In 2003, the Group's net cash from operating activities was 85,534 million and free cash flow (net cash from operating activities after deduction of capital expenditure incurred) was 35,529 million. At the end of 2003, the Group's total cash and bank balances were 56,356 million, of which 93.9 per cent., 5.3 per cent. and 0.8 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

During 2003, in accordance with its overall capital arrangement, the Group repaid, in advance of the original repayment timetable, 5,200 million of the deferred consideration arising out of the year 2002 acquisition of Anhui Mobile and the other 7 subsidiaries, in order to fine-tune its debt profile and lower its cost of capital. The Group's debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) at the end of 2003 was approximately 18.3 per cent. This reflects the Group's success in maintaining its financial position at a sound level and provides a solid foundation for the implementation of the Group's development strategies of organic and external growth, including the intended acquisition of the mobile telecommunications companies in 10 provinces and autonomous regions in Mainland China.

To further reduce the cost of capital, the Group continued to fortify its centralized treasury function, making appropriate capital allocations, thereby enhancing the Group's ability to deploy internal funds with maximum utility. At the end of 2003, the Group's short-term and long-term borrowings totaled 44,600 million, representing a decrease of 16,380 million from those as at the end of 2002. Of the total borrowings, 53.1 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases), and 46.9 per cent. was in U.S. dollars (consisting principally of U.S. dollar-denominated fixed rate notes and convertible notes, as well as the balance of the deferred consideration for the acquisition of the 8 provincial operators in 2002). Approximately 49.7 per cent. of the Group's borrowings were made at floating interest rates. The actual average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, including capitalized interest) of the Group in 2003 was approximately 4.3 per cent., whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 26 times. This reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In 2003, Moody's upgraded the Company's corporate credit rating to Baa1 and Standard and Poor's has also recently upgraded the Company's corporate credit rating to BBB+, reflecting that the prudent financial measures consistently adopted by the Group have won further recognition from the market.

The Group will continue to pursue prudent financial policies, strictly control financial risk, maintain its strong cash-flow generating capability, realize its competitive advantages, allocate its resources in a scientific manner, maintain debt at a sustainable level, lower its overall cost of capital and reinforce and develop favorable economic efficiency, with a view to generating greater returns for our shareholders.

HUMAN RESOURCES DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY


World's 400 Best Big Companies

Forbes global

APRIL 14, 2003
www.forbes.com

THE A LIST World's 400 Best Big Companies

Market Cap ($mil)	Sales ($mil)	Company Name/Country	Forward P/E	Price to Sales	Dividend Yield (%)	5-yr avg ROC (%)	EPS Growth Est (%)	Years on List
TELECOMMUNICATIONS								
9,088	5,541	America Movil/Mexico	23.5	2.8	0.5	NA	91.7	1
15,246	15,631	AT&T Wireless Services/US	82.8	1.1	0.0	-0.8	112.5	1
4,069	10,883	Carso Global Telecom/Mexico	4.3	0.4	0.0	13.3	7.4	1
40,858	15,531	China Mobile/Hong Kong	10.5	2.9	1.7	19.4	10.4	3
8,845	12,831	Japan Telecom Holdings/Japan	14.9	0.8	0.2	2.4	9.5	3
12,563	21,339	KDDI/Japan	16.5	0.5	0.5	2.0	23.6	2
12,785	7,689	Nextel Communications/US	16.2	1.1	0.0	-16.2	36.6	3
55,830	87,962	NTT/Japan	14.3	0.7	1.0	2.1	15.1	2
94,341	38,942	NTT Docomo/Japan	18.0	3.4	0.1	NA	8.3	3
21,674	8,549	Swisscom/Switzerland	17.1	2.4	2.4	19.5	3.0	2
35,927	11,404	Telecom Italia Mobile/Italy	19.3	5.2	1.1	42.2	5.0	5
5,039	7,233	TDC/Denmark	14.4	0.7	6.7	13.5	23.9	3
48,236	29,829	Telefonica/Spain	19.0	1.5	2.9	4.7	31.3	3
19,158	10,883	Telefonos de Mexico/Mexico	9.4	1.9	3.4	20.9	10.3	5
4,859	2,371	Telekom Austria/Austria	66.3	1.8	0.0	NA	71.4	1
6,593	7,028	Telenor Group/Norway	18.1	1.0	1.7	NA	43.0	1
14,378	6,852	Teliasonera/Sweden	19.8	1.7	1.2	7.9	24.8	1*
125,382	32,589	Vodafone/UK	NM	3.9	1.1	18.2	NM	5

Human Resources Development

In 2003, faced with intensified competition for talent, the Group accelerated the construction of a more competitive human resources management system and further consolidated and developed its human resources enhancement programs in order to improve the corporate core competitiveness and long-term sustainability. Following careful consideration of the practical realities of its business environment, the Group implemented specific procedures and requirements to standardize its human resources enhancement programs, all of which have progressed smoothly.

The Group continued to enhance its performance management work in 2003 with the launch of the internationally recognized "Balanced Scorecard" method. Incorporating additional features specific to the telecommunications industry, the Company developed a system of cascading its key performance indicators, or KPI, such that the Company's overall benchmarks or targets can be evaluated down to the various levels in the subsidiaries to reflect the key responsibilities of the various subsidiaries and business divisions, thereby ensuring the realization and implementation of the Group's overall strategic objectives. Additionally, the business performance of the Group's subsidiaries is linked to their respective personnel costs, and remuneration is tied to employee performance evaluations. This has resulted in the Group's achieving satisfactory control over personnel cost growth, the effective use of personnel costs as a motivational tool, and the overall enhancement of the standards of employee performance management.

The Group has always emphasized the need to nurture and enhance the skills and quality of its employees. It has designed, developed and provided training programs, which take into account the need for both corporate business development and employee skills development. During the past year, the Group organized specific training courses for its senior management personnel dealing with the subject of "corporate philosophy, strategy and execution", in which the leadership and execution capabilities of these senior management personnel were further enhanced through lectures, discussion, and interaction with the Group's top management, and experts and professors from within Mainland China and overseas. Concurrently, in combination with the Group's information system, the Group established a training management platform, improved its training management methods, and proactively promoted on-line learning programs.

In 2003, the Group continued to push ahead with the construction of its human resources management information system. The completion of the construction of the basic modules of the human resources management information system concluded the primary stage of establishing a standardized and unified human resources information management platform and laid the foundation for the eventual introduction of a full-scale human resources management information system.



The "Loving Support for the Elderly" program recycles and repairs donated handsets to provide emergency outdoor mobile assistance services to the elderly.

Corporate Social Responsibility

As the industry leader, the Group has always emphasized the importance of corporate social responsibility and support for the community. It has participated in community services, such as subsidizing tuition fees for children who cannot afford schooling, providing financial assistance to the handicapped, assisting impoverished mothers in Western China, and establishing the "8858" SMS-based charitable donation service. These efforts have won widespread recognition and acclaim from the community.

In 2003, there was an outbreak of SARS in certain regions of Mainland China. In the face of the grave challenge posed by the SARS epidemic, the Group showed a strong sense of corporate social responsibility. In response to the sharp increase in network traffic during the battle against SARS, the Group made timely adjustments to its network structure and increased transmission capacity to alleviate network congestion. Leveraging its corporate strengths and with the authorization of the News Center of the Ministry of Health of China, the Group disseminated the latest SARS-related news to all its customers, free of charge, via its SMS platform, thereby providing its customers timely access to the very latest information.

The Group has also actively contributed to environmental protection causes and has provided assistance to the underprivileged. As but one example, Shanghai Mobile has launched a used handset recycling and donation program named "Loving Support for the Elderly", calling upon the public to donate their used handsets. After these handsets have been serviced, they will be used in the outdoor mobile assistance service of the local "Safety and Health Link" Rescue and Assistance System, so that elderly people who require assistance can be connected to the Emergency Rescue and Assistance Center and their precise whereabouts provided to the authorities with a single press of the pre-set, quick-dial key.

Through the launching of a series of community service initiatives, the Group has further instilled into its daily business operations and into the minds of its employees, the importance of providing service to its customers and support for the community at large. These efforts have won broad praise from across the community.

REPORT OF THE DIRECTORS

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2003.

Principal activities

The Group's principal activity is providing mobile telecommunications and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning, Hebei, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities and Guangxi Zhuang Autonomous Region of the People's Republic of China ("China"). The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile communications services.

Major customers and suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2003.

Purchases from the largest supplier for the year represented 12 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 39 per cent. of the Group's purchases in 2003. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries and associates

Particulars of the Company's subsidiaries and the Group's associates as at 31 December 2003 are set out in Note 17 and Note 18, respectively, to the financial statements.

Financial statements

The profit of the Group for the year ended 31 December 2003 and the state of the Company's and the Group's financial affairs as at that date are set out in the financial statements on pages 66 to 112.

Dividends

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, particularly the current acquisition of the mobile telecommunications companies in 10 provinces and autonomous regions in Mainland China, the Board recommends payment of a final dividend of HK$0.20 per share for the financial year ended 31 December 2003. This, together with the interim dividend of HK$0.16 per share already paid during 2003, amounts to an aggregate dividend payment of HK$0.36 per share for the full financial year, representing an increase of 12.5 per cent. over the annual dividend of HK$0.32 per share for the financial year 2002 and a dividend payout ratio of 21 per cent. The Board is of the view that the Company's strong free cash flow will be capable of supporting the investments required for sustained and steady growth and to generate a good cash return to shareholders. The Company will endeavour to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Charitable donations

Donations made by the Group during the year amounted to RMB22,006,752 (2002: RMB9,545,750).

Fixed assets

Changes to the fixed assets of the Group and the Company during the year are set out in Note 14 to the financial statements.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in Note 31 and Note 32, respectively, to the financial statements.

Fixed rate notes and bonds

Details of the fixed rate notes and bonds of the Group are set out in Note 26 to the financial statements.

Convertible notes

Details of the convertible notes of the Group are set out in Note 26 to the financial statements.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in Note 33 to the financial statements.

Directors

The directors during the financial year were:

Executive directors:	
WANG Xiaochu (Chairman)	
LI Yue	(appointed on 18 March 2003)
LU Xiangdong	(appointed on 18 March 2003)
XUE Taohai	
HE Ning	
LI Gang	
XU Long	
LI Zhenqun	(resigned on 18 March 2003)
LIU Ping	(resigned on 18 March 2003)
YUAN Jianguo	(resigned on 18 March 2003)
WEI Yiping	(resigned on 18 March 2003)
Independent non-executive directors:	
Sir Christopher GENT	(resigned on 12 August 2003)
Dr. LO Ka Shui	
Frank WONG Kwong Shing	
Moses CHENG Mo Chi	(appointed on 18 March 2003)
Non-executive directors:	
ZHANG Ligui	(appointed on 18 March 2003)
Dr. J. Brian CLARK	(appointed on 12 August 2003)

In accordance with Article 97 of the Company's Articles of Association, Messrs XUE Taohai, LI Gang, XU Long and Moses CHENG Mo Chi will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Dr. J. Brian CLARK, will also retire at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

Directors' service contracts

None of those directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Directors' interests in contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and chief executive's interest and short positions in shares, underlying shares and debentures

The director and chief executive of the Company who held office at 31 December 2003 had the following interests or short positions in any of the shares, underlying shares or debentures of the Company, or any of its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' and chief executives' interests and short positions required to be kept under section 352 of the SFO:

Name of director	Personal interest
WANG Xiaochu	500 American depositary shares (Note)

Note: As at 31 December 2003, one American depositary share represents 5 ordinary shares of HK$0.10 each of the Company.

In addition, certain directors personally hold options to subscribe for ordinary shares of the Company, as disclosed under the paragraph "Share option schemes" below. These share options were granted pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2003, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations that is required to be recorded and kept in the register in accordance with section 352 of the Ordinance, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Share option schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and the current share option scheme (the "Current Scheme") was adopted.

The purpose of the Old Scheme was to provide an incentive to the employees and directors of the Company and/or its subsidiaries. Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Current Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holdings companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Current Scheme, the directors of the Company may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options were granted under the Old Scheme thereafter. As at 31 December 2003, the total number of shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 110,476,500, representing approximately 0.56 per cent. of the issued share capital of the Company as at the date of this annual report. As at the same date, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,760,060,445, representing approximately 8.95 per cent. of the issued share capital of the Company as at the date of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of the Company. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on the Stock Exchange on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the Stock Exchange requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the Stock Exchange on the date on which the option was granted and the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of the options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

No share options were granted under the Current Scheme, and no share options granted under the Old Scheme or the Current Scheme were exercised, during the year ended 31 December 2003.

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

As at 31 December 2003, the directors, chief executive and employees of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Old Scheme and the Current Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Price per share to be paid on exercise of options HK$
Directors						
WANG Xiaochu (also the chief executive officer)	1,950,000	1,950,000	26 November 1999	26 November 1999 to 7 October 2007	—	33.91
	1,950,000	1,950,000	26 November 1999	26 November 2002 to 7 October 2007	—	33.91
	100,000	100,000	25 April 2000	25 April 2002 to 7 October 2007	—	45.04
	100,000	100,000	25 April 2000	25 April 2005 to 7 October 2007	—	45.04
	60,000	60,000	22 June 2001	22 June 2003 to 7 October 2007	—	32.10
	60,000	60,000	22 June 2001	22 June 2006 to 7 October 2007	—	32.10
	150,000	150,000	3 July 2002	3 July 2004 to 2 July 2012	—	22.85
	150,000	150,000	3 July 2002	3 July 2007 to 2 July 2012	—	22.85
XUE Taohai	100,000	100,000	3 July 2002	3 July 2004 to 2 July 2012	—	22.85
	100,000	100,000	3 July 2002	3 July 2007 to 2 July 2012	—	22.85
HE Ning	500,000	500,000	26 November 1999	26 November 1999 to 7 October 2007	—	33.91
	500,000	500,000	26 November 1999	26 November 2002 to 7 October 2007	—	33.91
	83,000	83,000	25 April 2000	25 April 2002 to 7 October 2007	—	45.04
	83,000	83,000	25 April 2000	25 April 2005 to 7 October 2007	—	45.04
	45,000	45,000	22 June 2001	22 June 2003 to 7 October 2007	—	32.10
	45,000	45,000	22 June 2001	22 June 2006 to 7 October 2007	—	32.10
	90,000	90,000	3 July 2002	3 July 2004 to 2 July 2012	—	22.85
	90,000	90,000	3 July 2002	3 July 2007 to 2 July 2012	—	22.85

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Price per share to be paid on exercise of options HK$
LI Gang	500,000	500,000	26 November 1999	26 November 1999 to 7 October 2007	—	33.91
	500,000	500,000	26 November 1999	26 November 2002 to 7 October 2007	—	33.91
	90,000	90,000	25 April 2000	25 April 2002 to 7 October 2007	—	45.04
	90,000	90,000	25 April 2000	25 April 2005 to 7 October 2007	—	45.04
	50,000	50,000	22 June 2001	22 June 2003 to 7 October 2007	—	32.10
	50,000	50,000	22 June 2001	22 June 2006 to 7 October 2007	—	32.10
	95,000	95,000	3 July 2002	3 July 2004 to 2 July 2012	—	22.85
	95,000	95,000	3 July 2002	3 July 2007 to 2 July 2012	—	22.85
XU Long	585,000	585,000	25 April 2000	25 April 2002 to 7 October 2007	—	45.04
	585,000	585,000	25 April 2000	25 April 2005 to 7 October 2007	—	45.04
	47,500	47,500	22 June 2001	22 June 2003 to 7 October 2007	—	32.10
	47,500	47,500	22 June 2001	22 June 2006 to 7 October 2007	—	32.10
	90,000	90,000	3 July 2002	3 July 2004 to 2 July 2012	—	22.85
	90,000	90,000	3 July 2002	3 July 2007 to 2 July 2012	—	22.85

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Price per share to be paid on exercise of options HK$
Employees*	550,000	550,000	26 November 1999	26 November 1999 to 7 October 2007	—	33.91
	550,000	550,000	26 November 1999	26 November 2002 to 7 October 2007	—	33.91
	14,303,000	13,828,000	25 April 2000	25 April 2002 to 7 October 2007	475,000	45.04
	14,303,000	13,828,000	25 April 2000	25 April 2005 to 7 October 2007	475,000	45.04
	37,517,250	36,849,750	22 June 2001	22 June 2003 to 7 October 2007	667,500	32.10
	37,517,250	36,849,750	22 June 2001	22 June 2006 to 7 October 2007	667,500	32.10
	74,579,500	73,718,750	3 July 2002	3 July 2004 to 2 July 2012	860,750	22.85
	74,579,500	73,718,750	3 July 2002	3 July 2007 to 2 July 2012	860,750	22.85
		258,964,000 (Note)				

* The number of shares involved in the options outstanding at the beginning of the year included share options granted to Messrs LI Zhenqun, LIU Ping, YUAN Jianguo and WEI Yiping involving 1,320,000 shares, 1,342,000 shares, 1,410,000 shares and 1,336,000 shares, respectively. All of these persons resigned as directors of the Company on 18 March 2003.

Note: The total number of shares involved in the options outstanding at the end of the year represents 1.3 per cent. of the issued share capital of the Company as at the date of this annual report.

The options granted are not recognised in the financial statements until they are exercised.

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10 per cent. of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10 per cent. limit. As at 31 December 2003, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10 per cent. of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20 per cent. to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10 per cent. of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date of which the option is granted.

Under the vesting conditions of the options under Aspire Scheme:

(a) 50 per cent. of any options granted shall be exercisable (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50 per cent. of such options shall be exercisable 3 years after the initial 50 per cent. of the options becomes exercisable.

As at 31 December 2003, a director and the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the *beginning of the year*	No. of shares involved in the options outstanding *at year end*	Date on which options *were granted*	Normal period during which options *are exercisable*	No. of shares involved in the options cancelled *during the year*	No. of shares acquired on exercise of options *during the year*	Price per share to be paid on exercise of options US$
Director of Aspire *	—	2,800,000	18 February 2003	(Note 2)	—	—	0.182
Employees of Aspire *	—	13,315,000	18 February 2003	(Note 3)	865,000	—	0.298
	—	820,000	18 April 2003	(Note 3)	30,000	—	0.298
	—	3,280,000	16 September 2003	(Note 3)	1,880,000	—	0.298
		20,215,000 (Note 1)					

* During the year ended 31 December 2003, no share options have been granted under the Aspire Scheme for the directors and chief executive of the Company.

Note 1: The total number of shares involved in the options outstanding at the end of the year represents 2.15 per cent. of the issued share capital of Aspire as at the date of this annual report.

Note 2: (a) 50 per cent. of the options are exercisable between the period:

- commencing on the later of: (i) two years after the date of appointment as director or (ii) the listing of the shares of Aspire; and

- ending on 17 February 2013; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the option becomes exercisable and ending on 17 February 2013.

Note 3: (a) 50 per cent. of the options granted to a particular employee are exercisable between the period:

- commencing on the later of: (i) two years after the commencement of employment of that employee or the option offer date (as the case may be) or (ii) the listing of the shares of Aspire; and

- ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the option becomes exercisable and ending on the date falling 10 years from the option grant date.

The options granted are not recognised in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders' and other persons' interests and short positions in shares and underlying shares

The Company has been notified of the following interests in the Company's issued shares at 31 December 2003 amounting to 5 per cent. or more of the ordinary shares in issue:

		Ordinary shares held directly	Ordinary shares held indirectly	Percentage of total issued shares
(i)	China Mobile Communications Corporation ("China Mobile")	—	14,890,116,842	75.69%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	—	14,890,116,842	75.69%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	—	75.69%

Note: In light of the fact that China Mobile and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the Ordinance, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of China Mobile and CMHK (Group).

Apart from the foregoing, as at 31 December 2003, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 336 of the Ordinance as having an interest in 5 per cent. or more of, or any short position in, the issued share capital of the Company.

Connected transactions which are the subject of exemption under the Listing Rules

Details of the transactions as set out in rule 14.23(2) of the Listing Rules are set out in Note 34 to the financial statements. In addition, during the year, Aspire (or its subsidiaries), being a non-wholly owned subsidiary of the Group, provided technology platform development services to certain fellow subsidiaries. The platform development charges payable by the Group's subsidiaries to Aspire (and its subsidiaries) amounted to RMB19,000,000 for the year ended 31 December 2003 (2002: RMB26,000,000).

In the opinion of the independent non-executive directors, the connected transactions were entered into by the Group:

(i) in the ordinary and usual course of its business on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(ii) on normal commercial terms and in accordance with the terms of the agreements governing such transactions; and

(iii) connected transactions of the following types do not exceed the upper limits set out below for the financial year ended 31 December 2003:

(1) collection service charges payments payable by the Group, other than Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (collectively, the "Relevant Subsidiaries") to subsidiaries of China Mobile have not exceeded 0.1 per cent. of the Group's turnover for the year ended 31 December 2003; and sales service charges payments payable by the Group, other than the Relevant Subsidiaries, to subsidiaries of China Mobile have not exceeded 0.3 per cent. of the Group's turnover for the year;

(2) rental payments and property management fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.56 per cent. of the Group's turnover for the year ended 31 December 2003;

(3) construction and related services fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2003;

(4) equipment maintenance and related services fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.05 per cent. of the Group's turnover for the year ended 31 December 2003;

(5) payments to the relevant subsidiaries of China Mobile by Hebei Mobile Communication Company Limited in respect of the purchase of transmission towers, transmission tower-related services and antenna maintenance services have not exceeded 0.06 per cent. of the Group's turnover for the year ended 31 December 2003;

(6) handling charges received by the Group (other than the Relevant Subsidiaries) from subsidiaries of China Mobile in respect of prepaid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2003 and handling charges paid by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile in respect of prepaid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2003;

(7) handling charges received by the Relevant Subsidiaries from the subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2003 and handling charges paid by the Relevant Subsidiaries to subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2003;

(8) platform development charges payable by each of the Group and China Mobile to Aspire or its subsidiaries have not exceeded 3 per cent. of the Group's consolidated net tangible assets as at 31 December 2003;

(9) payment in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the Relevant Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2003;

(10) telecommunications lines maintenance services payments payable by the Relevant Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.04 per cent. of the Group's turnover for the year ended 31 December 2003;

(11) property leasing and property management services payments payable by the Relevant Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2003; and

(12) payments to Hubei Communication Services Company (a subsidiary of China Mobile) by the Group in respect of the purchase of transmission towers and related services have not exceeded 0.5 per cent. of the Group's turnover for the year ended 31 December 2003.

The Company has received a letter from the auditors stating that the above connected transactions:

(a) have received the approval of the directors;

(b) were in accordance with the pricing policy as stated in the notes to the financial statements; and

(c) have been conducted in the manner as stated in (ii) above.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2003 are set out in Note 26 to the financial statements.

Financial summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 121 and 122.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in Note 30 to the financial statements.

Compliance with the Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board
Wang Xiaochu
Chairman

Hong Kong, 18 March 2004

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile (Hong Kong) Limited will be held on 16 June 2004 at 2.30 p.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements for the year ended 31 December 2003 and the Reports of the Directors and the Auditors.

2. To declare a final dividend for the year ended 31 December 2003.

3. To elect Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT** the director's fee for each Director shall be fixed at the sum of HK$180,000 for each financial year commencing for the 2004 financial year and until the Company in general meeting otherwise determines. The director's fee will be payable on a time pro-rata basis for any non full year's service."

6. "**THAT:**

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company;

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

      (3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8. "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

And as Special Business, to consider and, if thought fit, to pass the following as a special resolution:

SPECIAL RESOLUTION

9. "**THAT:**

(a) Article 2 of the Company's Articles of Association be amended by inserting the following definitions:

'"**Associates**" has the same meaning ascribed to it under the HKSE Listing Rules;

"**HKSE Listing Rules**" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;';

(b) Article 2 of the Company's Articles of Association be amended by deleting:

'"**Clearing House**" shall mean a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance;'

and replacing with:

'"**Clearing House**" means a recognised clearing house under the Securities and Futures Ordinance or any other ordinance substituted therefor;';

(c) Article 75 of the Company's Articles of Association be amended by inserting the words "Article 78A," immediately after the words "Subject to" in the first line of Article 75;

(d) the following Article 78A be added to the Company's Articles of Association:

'78A Where a member is, under the HKSE Listing Rules, required to abstain from voting on any resolution or restricted to voting only for or only against any resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.';

(e) Article 97 of the Company's Articles of Association be deleted and replaced with the following:

'97 At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices.';

(f) Article 100 of the Company's Articles of Association be amended by deleting the word "special" in the first line of Article 100 and replacing it with the word "ordinary";

(g) Article 103 of the Company's Articles of Association be deleted and replaced with the following:

'103 No person other than a retiring Director shall, unless recommended by the Board for re-election, be eligible for election to the office of Director at any annual general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected, shall have been lodged at the office or principal office of the Company during a period of not less than seven days commencing no earlier than the despatch of the notice of the annual general meeting and at least seven days before the date of the annual general meeting.';

(h) Article 108 of the Company's Articles of Association be deleted and replaced with the following:

'108 A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his Associates, is to his knowledge, materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(i) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his Associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his Associates has himself or themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

(iii) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his Associates are or are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his Associates are interested whether directly or indirectly as an officer or a shareholder or in which the Director or his Associates are beneficially interested in shares of that company other than a company in which the Director and any of his Associates are beneficially interested in 5 per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his Associates is derived) or of the voting rights (excluding for the purpose of calculating such 5 per cent. interest any indirect interest of such Director or his Associates by virtue of an interest of the Company in such company);

(vi) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his Associates and employees of the Company or of any of its subsidiaries and does not give the Director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

(vii) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his Associates may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such chairman has not been fairly disclosed to the Board.""

By order of the Board
Yung Shun Loy Jacky
Company Secretary

18 March 2004

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Board of Directors has recommended a final dividend for the year ended 31 December 2003 of HK$0.20 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 21 June 2004 to those shareholders whose names appear on the Company's register of members on 16 June 2004.

4. The register of members of the Company will be closed from 14 June 2004 to 16 June 2004 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Hong Kong Registrars Limited, Room 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 11 June 2004.

5. Concerning item 5 above, the proposed amount of HK$180,000 for each Director for each financial year is determined after taking into account the scale and complexity of the Company's business, and the workload and responsibility of Directors. The proposed amount is the same as that for the 2003 financial year.

6. Concerning item 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") will be set out in a separate letter from the Company to be enclosed with the 2003 Annual Report.

7. Concerning item 9 above, the purpose of this item is to bring the Articles of Association of the Company in line with certain changes to the Listing Rules (which will come into effect on 31 March 2004) and the Companies Ordinance (which came into effect on 13 February 2004). The background for the proposed amendments to the following Articles of Association of the Company is set out below:

   (a) Article 2 — To reflect the change in the reference to the Securities and Futures Ordinance (the "SFO"). The Securities and Futures (Clearing House) Ordinance was repealed upon the commencement of the SFO on 1 April 2003. Any recognised clearing house under the repealed ordinance shall be deemed to have been recognised as a clearing house under the SFO.

   (b) Articles 75 and 78A — To reflect the restriction on voting by members as required by the amended Appendix 3 to the Listing Rules.

(c)	Articles 97 and 103	To (i) amend the articles so that all directors will be subject to retirement by rotation; and (ii) be consistent with the amended Appendix 3 to the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). The minimum period must be fixed for at least seven days and should commence no earlier than the despatch of the notice of the meeting appointed for such election and at least seven days before the date of such meeting.
(d)	Article 100	To be consistent with the amended Companies Ordinance that removal of any Director before the expiration of his period of office can be made by Ordinary Resolution instead of Special Resolution. That is to say, such a resolution will be carried by a simple majority of votes cast in favour of the resolution at that meeting.
(e)	Articles 108 and 2	To be consistent with the provision of the amended Appendix 3 to the Listing Rules so that (1) subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting; and (2) the term "associates" in relation to a Director will have the same meaning as defined in the Listing Rules.

8. Concerning item 9 above, as the Articles of Association of the Company only exist in English, the English text of the proposed resolution shall prevail over the Chinese text.

AUDITORS' REPORT

KPMG

To the shareholders of

China Mobile (Hong Kong) Limited

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 66 to 112 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 18 March 2004

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2003 (Expressed in Renminbi)

	Note	2003 RMB million	2002 restated RMB million
Operating revenue (Turnover)	3		
Usage fees		111,027	93,272
Monthly fees		20,666	16,901
Other operating revenue		26,911	18,388
		158,604	128,561
Operating expenses			
Leased lines		4,914	5,287
Interconnection		12,868	12,975
Depreciation		36,611	26,827
Personnel		7,700	6,757
Other operating expenses	4	43,308	27,919
		105,401	79,765
Profit from operations		53,203	48,796
Amortisation of goodwill	16	(1,850)	(936)
Other net income	5	2,464	1,686
Non-operating net income	6	434	571
Interest income		807	713
Finance costs	7(a)	(2,099)	(1,852)
Profit from ordinary activities before taxation	7	52,959	48,978
Taxation	10(a)	(17,412)	(16,375)
Profit from ordinary activities after taxation		35,547	32,603
Minority interests		9	(2)
Profit attributable to shareholders	11 & 33(a)	35,556	32,601
Dividends attributable to the year:			
Interim dividend declared and paid during the year	12(a)	3,339	—
Final dividend proposed after the balance sheet date	12(a)	4,178	6,678
		7,517	6,678
Earnings per share			
Basic	13(a)	RMB1.81	RMB 1.70
Diluted	13(b)	RMB1.81	RMB 1.70

The notes on pages 74 to 112 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

at 31 December 2003 (Expressed in Renminbi)

	Note	2003 RMB million	2002 restated RMB million
Non-current assets			
Fixed assets	14(a)	171,604	165,409
Construction in progress	15	28,370	23,013
Goodwill	16	34,373	36,223
Interest in associates	18	16	16
Investment securities	19	77	77
Deferred tax assets	20	3,263	4,991
Deferred expenses	21	143	190
		237,846	229,919
Current assets			
Inventories		2,050	1,586
Amount due from ultimate holding company	22	762	1,282
Accounts receivable	23	6,116	6,066
Other receivables	24	1,787	1,465
Prepayments and other current assets		2,128	2,059
Tax recoverable	10(c)	258	—
Deposits with banks		17,227	11,069
Cash and cash equivalents	25	39,129	32,575
		69,457	56,102
Current liabilities			
Bank loans and other interest-bearing borrowings	26(a)	13,090	8,132
Bills payable		2,059	1,256
Current instalments of obligations under finance leases	27	68	68
Current portion of deferred revenue	29	9,476	6,760
Amount due to ultimate holding company	22	1,352	1,217
Amount due to immediate holding company	22	47	402
Accounts payable	28	25,225	19,251
Accrued expenses and other payables		22,317	16,460
Tax payable	10(c)	4,516	6,568
		78,150	60,114
Net current liabilities		(8,693)	(4,012)
Total assets less current liabilities carried forward		229,153	225,907

The notes on pages 74 to 112 form part of these financial statements.

	Note	2003 RMB million	2002 restated RMB million
Total assets less current liabilities brought forward		**229,153**	225,907
Non-current liabilities			
Bank loans and other interest-bearing borrowings	26(a)	**(19,407)**	(36,348)
Amount due to immediate holding company	22	**(9,976)**	(15,176)
Deferred revenue, excluding current portion	29	**(688)**	(869)
Deferred tax liabilities	20	**(97)**	(58)
		(30,168)	(52,451)
Minority interests		**(182)**	(191)
NET ASSETS		**198,803**	173,265
CAPITAL AND RESERVES			
Share capital	31	**2,099**	2,099
Reserves	33(a)	**196,704**	171,166
		198,803	173,265

Approved and authorised for issue by the board of directors on 18 March 2004

Wang Xiaochu
Director

Xue Taohai
Director

The notes on pages 74 to 112 form part of these financial statements.

BALANCE SHEET

at 31 December 2003 (Expressed in Renminbi)

	Note	2003 RMB million	2002 RMB million
Non-current assets			
Fixed assets	14(b)	2	3
Investments in subsidiaries	17	438,012	438,012
Deferred expenses	21	143	190
		438,157	438,205
Current assets			
Amounts due from subsidiaries	17	8,760	849
Interest receivable		17	6
Other receivables		2	2
Deposits with banks		179	175
Cash and cash equivalents	25	2,355	2,426
		11,313	3,458
Current liabilities			
Bank loans and other interest-bearing borrowings	26(b)	4,984	—
Amount due to immediate holding company	22	47	402
Amount due to subsidiaries	17	—	2,181
Accrued expenses and other payables		124	124
		5,155	2,707
Net current assets		6,158	751
Total assets less current liabilities		444,315	438,956
Non-current liabilities			
Amount due to subsidiary	17	(13,000)	(13,000)
Amount due to immediate holding company	22	(9,976)	(15,176)
Bank loans and other interest-bearing borrowings	26(b)	(5,735)	(10,672)
		(28,711)	(38,848)
NET ASSETS		415,604	400,108
CAPITAL AND RESERVES			
Share capital	31	2,099	2,099
Reserves	33(b)	413,505	398,009
		415,604	400,108

Approved and authorised for issue by the board of directors on 18 March 2004

Wang Xiaochu
Director

Xue Taohai
Director

The notes on pages 74 to 112 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2003 (Expressed in Renminbi)

	Note	**2003** RMB million	2002 RMB million
Shareholders' equity at 1 January			
— as previously reported		**172,202**	111,779
— prior year adjustment arising from change in accounting policy for deferred taxation	2	**1,063**	1,204
— as restated		**173,265**	112,983
Net profit for the year (2002: restated)			
— as previously reported			32,742
— prior year adjustment arising from change in accounting policy for deferred taxation	2		(141)
Net profit for the year (2002: as restated)	33(a)	**35,556**	32,601
Dividends declared or approved during the year		**(10,018)**	—
Movements in share capital:			
Issue of new shares	31	**—**	25
Issue of consideration shares for acquisition of subsidiaries	31	**—**	88
Net share premium arising on issuance of shares	33(a)	**—**	27,568
Net increase in shareholders' equity arising from capital transactions with shareholders		**—**	27,681
Shareholders' equity at 31 December		**198,803**	173,265

The notes on pages 74 to 112 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2003 (Expressed in Renminbi)

	Note	2003 RMB million	2002 RMB million
Operating activities			
Profit from ordinary activities before taxation		**52,959**	48,978
Adjustment for:			
— Depreciation of fixed assets		**36,611**	26,827
— Amortisation of goodwill		**1,850**	936
— Profit on deemed disposal of a subsidiary		**—**	(255)
— Loss on disposal of fixed assets		**795**	205
— Write off of fixed assets		**669**	96
— Provision for doubtful accounts		**2,006**	1,749
— Amortisation of deferred expenses		**47**	43
— Interest income		**(807)**	(713)
— Interest expense and finance lease charges		**2,099**	1,852
— Dividend income		**(48)**	(25)
— Unrealised exchange loss, net		**47**	8
Operating profit before changes in working capital		**96,228**	79,701
Increase in inventories		**(464)**	(234)
Decrease in amount due from ultimate holding company		**520**	765
Increase in accounts receivable		**(1,968)**	(733)
Increase in other receivables		**(259)**	(234)
(Increase)/decrease in prepayments and other current assets		**(69)**	91
Increase in amount due to ultimate holding company		**135**	450
(Decrease)/increase in amount due to immediate holding company		**(355)**	402
Increase in accounts payable		**940**	4,915
Increase in accrued expenses and other payables		**6,246**	469
Increase in deferred revenue		**2,535**	2,370
Cash generated from operations		**103,489**	87,962
Tax paid			
— PRC income tax paid		**(17,955)**	(18,540)
Net cash from operating activities carried forward		**85,534**	69,422

The notes on pages 74 to 112 form part of these financial statements.

	Note	2003 RMB million	2002 RMB million
Net cash from operating activities brought forward		**85,534**	69,422
Investing activities			
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries		**(5,200)**	—
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)		—	(28,733)
Capital expenditure		**(43,871)**	(41,000)
Proceeds from disposal of fixed assets		**233**	411
Proceeds from issuance of shares to minority interest by subsidiary, net of expenses		—	412
(Increase)/decrease in deposits with banks		**(6,158)**	3,901
Interest received		**656**	867
Dividends received		**48**	25
Net cash used in investing activities		**(54,292)**	(64,117)
Financing activities			
Proceeds from issue of shares, net of expenses		—	5,970
New bank and other loans		**760**	6,955
Repayments of bank and other loans		**(12,790)**	(12,232)
Capital elements of finance leases rental		—	(1,652)
Proceeds from issue of bonds		—	8,000
Expenses on issue of bonds		—	(53)
Interest paid		**(2,640)**	(1,539)
Dividend paid		**(10,018)**	—
Net cash (used in)/from financing activities		**(24,688)**	5,449
Net increase in cash and cash equivalents		**6,554**	10,754
Cash and cash equivalents at beginning of year		**32,575**	21,821
Cash and cash equivalents at end of year	25	**39,129**	32,575

The notes on pages 74 to 112 form part of these financial statements.

Notes to the consolidated cash flow statement

(Expressed in Renminbi)

(a) Significant non-cash transactions

The Group incurred payables of RMB17,235,000,000 (2002: RMB10,270,000,000) and RMB2,059,000,000 (2002: RMB1,190,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2003.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi)

1 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated income statement as they arise.

All significant intra-group balances and transactions, and any unrealised profit arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

1 Significant accounting policies (cont'd)

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group's share of the post-acquisition results of its associates for the year is not considered material and therefore is not included in the consolidated income statement. In the consolidated balance sheet, interest in associates is stated at cost less impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the consolidated income statement (see note 1(i)); and

— for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (see note 1(i)).

Negative goodwill arising on acquisitions of controlled subsidiaries represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement, it is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.

1 Significant accounting policies (cont'd)

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the income statement, such provisions being determined for each investment individually.

(ii) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

(g) Fixed assets and depreciation

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(i)).

(ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

(iv) Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8 – 35 years	3%
Telecommunications transceivers, switching centres and other network equipment	7 years	3%
Office equipment, furniture and fixtures and others	4 – 18 years	3%

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases.

1 Significant accounting policies (cont'd)

(h) Leased assets (cont'd)

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 1(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(i). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(i) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets;

— construction in progress;

— investments in subsidiaries and associates; and

— positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

1 Significant accounting policies (cont'd)

(j) Construction in progress

Construction in progress is stated at cost less any impairment losses (see note 1(i)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(k) Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realisable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(l) Deferred revenue

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognised in the income statement up to the balance sheet date.

Revenue from prepaid service fees is recognised when the cellular services are rendered.

Income from assignment of rights is deferred and recognised on a straight-line basis over the relevant assignment period.

(m) Fixed rate notes, bonds and convertible notes

Fixed rate notes, bonds and convertible notes are stated in the balance sheet at face value, less unamortised discount arising thereon, if any. The discount is amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(n) Deferred expenses

Deferred expenses comprise incidental costs incurred in relation to the issue of the fixed rate notes, bonds and convertible notes of the Group and are amortised on a straight-line basis over the periods from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the income statement.

(o) Interest costs

Interest costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

1 Significant accounting policies (cont'd)

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) usage fees are recognised as revenue when the service is rendered;

(ii) monthly fees are recognised as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognised as income when the cellular telephone services are rendered upon actual usage by subscribers;

(iv) deferred revenue from assignment of rights to income from subscribers is recognised on a straight-line basis over the duration of the assignment period;

(v) interest income is recognised on a time proportion basis by reference to the principal outstanding and the rate applicable; and

(vi) sales of SIM cards and handsets are recognised on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(q) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalised as construction in progress, are recognised in the consolidated income statement. Exchange differences attributable to the translation of borrowings denominated in foreign currencies and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalised to construction in progress are immaterial for the years presented.

(s) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

1 Significant accounting policies (cont'd)

(s) Income tax (cont'd)

(iii) (cont'd)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1 Significant accounting policies (cont'd)

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) The Company's contributions to Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the income statement as incurred.

(iii) The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to the income statement when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iv) When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(v) Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

82 Notes to the Financial Statements (continued) (Expressed in Renminbi)

1 Significant accounting policies (cont'd)

(v) Operating leases (cont'd)

Where the Group has the use of assets under operating lease, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(w) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

All material related parties transactions have been disclosed in the relevant notes on the financial statements.

(x) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

2 Change of accounting policy

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice ("SSAP 12 (revised)") issued by the HKSA, the Group adopted a new accounting policy for deferred tax as set out in note 1(s).

As a result of the adoption of this accounting policy, the Group's profit for the year ended 31 December 2003 has been decreased by RMB62,000,000 (2002: RMB141,000,000) and the net assets as at 31 December 2003 have been increased by RMB1,001,000,000 (at 31 December 2002: RMB1,063,000,000).

2 Change of accounting policy (cont'd)

The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information of the Group adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

3 Turnover

The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning, Hebei, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities and Guangxi Zhuang autonomous region of the PRC. The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 to 3.3 per cent. of the corresponding revenue.

Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

4 Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and other miscellaneous expenses.

5 Other net income

Other net income mainly consists of the gross margin from sales of cellular telephone SIM cards and handsets.

	2003 **RMB million**	2002 RMB million
Sales of SIM cards and handsets	**5,305**	3,641
Cost of SIM cards and handsets	**(2,841)**	(1,955)
	2,464	1,686

6 Non-operating net income

	2003 **RMB million**	2002 RMB million
Exchange (loss)/gain	**(38)**	47
Penalty income on overdue accounts	**193**	192
Others	**279**	332
	434	571

7 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2003 **RMB million**	2002 RMB million
(a) Finance costs:		
Interest on bank loans and other borrowings repayable within five years	**658**	759
Interest on bank loans and other borrowings repayable after five years	**553**	454
Interest on fixed rate notes	**394**	394
Interest on bonds	**517**	251
Interest on convertible notes	**129**	128
Finance charges on obligations under finance leases	**—**	47
Total interest costs	**2,251**	2,033
Less: Amount capitalised as construction in progress (Note)	**(152)**	(181)
	2,099	1,852

Note: Interest costs have been capitalised at a rate of 3.45 per cent. to 6.03 per cent. (2002: 3.36 per cent. to 6.21 per cent.) per annum for construction in progress.

	2003 **RMB million**	2002 RMB million
(b) Other items:		
Depreciation		
— owned assets	**36,583**	25,981
— assets held under finance leases	**28**	846
Loss on disposal of fixed assets	**795**	205
Amortisation of goodwill	**1,850**	936
Write off of fixed assets	**669**	96
Amortisation of deferred expenses	**47**	43
Operating lease charges in respect of		
— properties	**1,575**	1,188
— leased lines	**4,914**	5,287
— others	**789**	513
Contributions to defined contribution plans	**546**	451
Provision for doubtful accounts	**2,006**	1,749
Provision for obsolete inventories	**16**	32
Auditors' remuneration	**42**	40
Dividend income	**(48)**	(25)

8 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2003 **RMB million**	2002 RMB million
Fees	**3**	3
Salaries, allowances and benefits in kind	**11**	8
Retirement scheme contributions	**1**	1
Performance related bonuses	**3**	3
	18	15

Included in the directors' remuneration were fees of RMB1,120,000 (2002: RMB737,000) paid to the independent non-executive directors during the year, including fees for serving on the audit committee and remuneration committee of amount RMB468,000 (2002: RMB171,000).

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share option scheme" in the report of the directors and in note 32.

The number of directors whose remuneration from the Group falls within the following bands is set out below:

	2003	2002
HK$ equivalent		
Nil to 1,000,000	**10**	7
1,000,001 to 1,500,000	**3**	4
1,500,001 to 2,000,000	**1**	1
2,000,001 to 2,500,000	**3**	2

9 Five highest paid individuals

Of the five highest paid individuals in 2003, four (2002: three) are directors of the Company and their remuneration has been included in Note 8 above. The remuneration of the remaining highest paid individual (2002: two) falls within the band from HK$1,500,001 to HK$2,000,000 (2002: from HK$1,500,001 to HK$2,000,000) and his aggregate remuneration is as follows:

	2003 **RMB million**	2002 RMB million
Salaries, allowances and benefits in kind	**1**	3
Performance related bonuses	**1**	1
	2	4

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

10 Taxation

(a) Taxation in the consolidated income statement represents:

	2003 RMB million	2002 restated RMB million
Current tax		
Provision for PRC enterprise income tax on the estimated taxable profits for the year	**16,020**	17,724
Over-provision in respect of PRC enterprise income tax for prior year	**(375)**	(14)
	15,645	17,710
Deferred tax		
Origination and reversal of temporary differences (note 20(a))	**1,767**	(1,335)
	17,412	16,375

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2003 and 2002.

(ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	The Group	
	2003 RMB million	2002 restated RMB million
Expected PRC taxation at statutory tax rates	**17,477**	16,163
Non-taxable items		
— Interest income	**(12)**	(25)
Non-deductible expenses	**1,059**	851
Rate differential on PRC operations	**(1,286)**	(859)
Rate differential on Hong Kong operations	**277**	229
Reversal of deferred taxation due to change of tax rate	**17**	(97)
Tax losses not recognised for deferred tax	**324**	242
Over-provision for prior year	**(375)**	(14)
Others	**(69)**	(115)
Income tax	**17,412**	16,375

10 Taxation (cont'd)

(c) Current taxation in the consolidated balance sheets represents:

	The Group	
	2003 **RMB million**	2002 RMB million
Provision for PRC enterprise income tax for the year	**16,020**	17,724
Balance of PRC enterprise income tax payable relating to prior year	**539**	193
Balance of PRC enterprise income tax payable arising on acquisition of subsidiaries	**—**	512
PRC enterprise income tax paid	**(12,301)**	(11,861)
Balance at 31 December	**4,258**	6,568
Add: Tax recoverable	**258**	—
Tax payable	**4,516**	6,568

11 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a loss of RMB1,787,000,000 (2002: loss of RMB1,350,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2003 **RMB million**	2002 RMB million
Amount of consolidated profit attributable to shareholders dealt with in the Company's financial statements	**(1,787)**	(1,350)
Final dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	**27,301**	18,000
Company's profit for the year (note 33(b))	**25,514**	16,650

12 Dividends

(a) Dividends attributable to the year:

	2003 **RMB million**	2002 RMB million
Interim dividend declared and paid of HK$0.16 (equivalent to approximately RMB0.17) (2002: nil) per share	**3,339**	—
Final dividend proposed after the balance sheet date of HK$0.20 (equivalent to approximately RMB0.21) ((2002: HK$0.32) (equivalent to approximately RMB0.34)) per share	**4,178**	6,678
	7,517	6,678

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

12 Dividends (cont'd)

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2003 RMB million	2002 RMB million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.32 (equivalent to approximately RMB0.34) (2002: Nil) per share	**6,679**	—

13 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB35,556,000,000 (2002 (restated): RMB32,601,000,000) and the weighted average number of 19,671,653,899 shares (2002: 19,151,322,221 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB 35,685,000,000 (2002 (restated): RMB32,729,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,762,812,436 shares (2002: 19,243,049,749 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

(c) Reconciliations

	2003 RMB million	2002 restated RMB million
Profit attributable to shareholders used in calculating basic earnings per share	**35,556**	32,601
Interest expense on the convertible notes	**129**	128
Profit attributable to shareholders used in calculating diluted earnings per share	**35,685**	32,729

	2003 Number of shares	2002 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	**19,671,653,899**	19,151,322,221
Deemed issue of ordinary shares for no consideration	**91,158,537**	91,727,528
Weighted average number of ordinary shares used in calculating diluted earnings per share	**19,762,812,436**	19,243,049,749

14 Fixed assets

(a) The Group

	Land use rights and buildings RMB million	Telecommunications transceivers, switching centres and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Cost:				
At 1 January 2003	19,182	202,537	9,600	231,319
Additions	650	967	930	2,547
Transferred from construction in progress	5,212	35,328	1,416	41,956
Disposals	(82)	(3,035)	(286)	(3,403)
Assets written-off	(5)	(2,771)	(60)	(2,836)
At 31 December 2003	24,957	233,026	11,600	269,583
Accumulated depreciation:				
At 1 January 2003	1,416	61,245	3,249	65,910
Charge for the year	960	34,001	1,650	36,611
Written back on disposals	(15)	(2,149)	(211)	(2,375)
Assets written-off	(2)	(2,116)	(49)	(2,167)
At 31 December 2003	2,359	90,981	4,639	97,979
Net book value:				
At 31 December 2003	22,598	142,045	6,961	171,604
At 31 December 2002	17,766	141,292	6,351	165,409

14 Fixed assets (cont'd)

(b) The Company

	Office equipment, furniture and fixtures and others RMB million
Cost:	
At 1 January 2003 and at 31 December 2003	7
Accumulated depreciation:	
At 1 January 2003	4
Charge for the year	1
At 31 December 2003	5
Net book value:	
At 31 December 2003	2
At 31 December 2002	3

(c) The analysis of net book value of land use rights and buildings is as follows:

	The Group	
	2003 **RMB million**	2002 RMB million
Long leases	**563**	717
Medium-term leases	**22,008**	16,967
Short-term leases	**27**	82
	22,598	17,766

All of the Group's buildings are located outside Hong Kong.

(d) At 31 December 2002, the net book value of fixed assets of the Group includes an amount of RMB111,000,000 in respect of assets held under finance leases.

(e) The Group leases certain telecommunications equipment under finance leases. None of the leases includes contingent rentals.

15 Construction in progress

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at 31 December 2003.

16 Goodwill

	The Group	
	Goodwill RMB million	**Positive goodwill carried in reserves** RMB million
Cost:		
At 1 January 2003	37,458	297,605
Prior year adjustments in respect of deferred taxation	(299)	(805)
At 1 January 2003 (restated) and 31 December 2003	37,159	296,800
Accumulated amortisation:		
At 1 January 2003	936	—
Amortisation for the year	1,850	—
At 31 December 2003	2,786	—
Carrying amount:		
At 31 December 2003	34,373	296,800
At 31 December 2002 (restated)	36,223	296,800

17 Investments in subsidiaries

	The Company	
	2003 **RMB million**	2002 RMB million
Unlisted equity investments, at cost	**438,012**	438,012

Amounts due from/to subsidiaries under current assets and liabilities are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to subsidiary included under non-current liabilities represents amount due to Guangdong Mobile Communication Company Limited ("Guangdong Mobile") in relation to the guaranteed bonds, which is unsecured, interest bearing and repayable over one year (note 26(f)).

92 Notes to the Financial Statements (Continued) (Expressed in Renminbi)

17 Investments in subsidiaries (cont'd)

Details of the subsidiaries are as follows:

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	—	Cellular telephone operator
Zhejiang Mobile Communication Company Limited*	PRC	RMB2,117,790,000	100%	—	Cellular telephone operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangsu Mobile Communication Company Limited*	PRC	RMB2,800,000,000	—	100%	Cellular telephone operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Fujian Mobile Communication Company Limited*	PRC	RMB5,247,480,000	—	100%	Cellular telephone operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Henan Mobile Communication Company Limited*	PRC	RMB4,367,733,641	—	100%	Cellular telephone operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hainan Mobile Communication Company Limited*	PRC	RMB643,000,000	—	100%	Cellular telephone operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Beijing Mobile Communication Company Limited*	PRC	RMB6,124,696,053	—	100%	Cellular telephone operator

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shanghai Mobile Communication Company Limited*	PRC	RMB6,038,667,706	—	100%	Cellular telephone operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Tianjin Mobile Communication Company Limited*	PRC	RMB2,151,035,483	—	100%	Cellular telephone operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hebei Mobile Communication Company Limited* ("Hebei Mobile")	PRC	RMB4,314,668,600	—	100%	Cellular telephone operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Liaoning Mobile Communication Company Limited*	PRC	RMB5,140,126,680	—	100%	Cellular telephone operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shandong Mobile Communication Company Limited*	PRC	RMB6,341,851,146	—	100%	Cellular telephone operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Guangxi Mobile Communication Company Limited*	PRC	RMB2,340,750,100	—	100%	Cellular telephone operator

94 Notes to the Financial Statements (Continued) (Expressed in Renminbi)

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Anhui Mobile Communication Company Limited* ("Anhui Mobile")	PRC	RMB4,099,495,494	—	100%	Cellular telephone operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangxi Mobile Communication Company Limited* ("Jiangxi Mobile")	PRC	RMB2,932,824,234	—	100%	Cellular telephone operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Chongqing Mobile Communication Company Limited* ("Chongqing Mobile")	PRC	RMB3,029,645,401	—	100%	Cellular telephone operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Sichuan Mobile Communication Company Limited* ("Sichuan Mobile")	PRC	RMB7,483,625,572	—	100%	Cellular telephone operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hubei Mobile Communication Company Limited* ("Hubei Mobile")	PRC	RMB3,961,279,556	—	100%	Cellular telephone operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Hunan Mobile Communication Company Limited* ("Hunan Mobile")	PRC	RMB4,015,668,593	—	100%	Cellular telephone operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shaanxi Mobile Communication Company Limited* ("Shaanxi Mobile")	PRC	RMB3,171,267,431	—	100%	Cellular telephone operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shanxi Mobile Communication Company Limited* ("Shanxi Mobile")	PRC	RMB2,773,448,313	—	100%	Cellular telephone operator
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company
Aspire (BVI) Limited	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*	PRC	US$10,000,000	—	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*	PRC	US$4,000,000	—	100%	Provision of mobile data solutions, system integration and development

* Companies registered as wholly-foreign owned enterprises in the PRC.

18 Interest in associates

	The Group	
	2003	2002
	RMB million	RMB million
Unlisted shares, at cost	**37**	37
Capital contributions, at cost	**9**	9
	46	46
Less: Provision for impairment	**(30)**	(30)
	16	16

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunication services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunication services
Fujian Nokia Mobile Communication Technology Company Limited	PRC	50%	Network planning and optimising construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

19 Investment securities

	The Group	
	2003	2002
	RMB million	RMB million
Unlisted equity securities in the PRC, at cost	**77**	77

20 Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognised in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognised and the movements during 2003

	At 1 January 2003 RMB million	**Additions on acquisition of subsidiaries** RMB million	**Credited/ (charged) to consolidated income statement** RMB million	**At 31 December 2003** RMB million
Deferred tax assets arising from:				
Provision for obsolete inventories	16	—	7	23
Write-down and write-off of fixed assets relating to network equipment	200	—	825	1,025
Amortisation of deferred revenue	154	—	(85)	69
Income recognition on prepaid service fee	3,259	—	(2,780)	479
Provision for certain operating expenses	—	—	367	367
Provision for doubtful accounts	—	—	(62)	(62)
As previously reported	3,629	—	(1,728)	1,901
Provision for doubtful accounts — prior year adjustments	1,362	—	—	1,362
As restated	4,991	—	(1,728)	3,263
Deferred tax liabilities arising from:				
Capitalised interest	(58)	—	(39)	(97)
Total	4,933	—	(1,767)	3,166

20 Deferred tax assets and liabilities (cont'd)

Deferred tax assets and liabilities recognised and the movements during 2002

	At 1 January 2002 RMB million	Additions on acquisition of subsidiaries RMB million	Credited/ (charged) to consolidated income statement RMB million	At 31 December 2002 RMB million
Deferred tax assets arising from:				
Provision for obsolete inventories	4	8	4	16
Write-down and write-off of fixed assets relating to network equipment	171	—	29	200
Amortisation of deferred revenue	140	—	14	154
Income recognition on prepaid service fee	1,161	624	1,474	3,259
As previously reported	1,476	632	1,521	3,629
Provision for doubtful accounts — prior year adjustments	1,204	299	(141)	1,362
As restated	2,680	931	1,380	4,991
Deferred tax liabilities arising from:				
Capitalised interest	—	(13)	(45)	(58)
Total	2,680	918	1,335	4,933

	The Group	
	2003 **RMB million**	2002 restated RMB million
Net deferred tax assets recognised in the balance sheet	**3,263**	4,991
Net deferred tax liabilities recognised in the balance sheet	**(97)**	(58)
Balance at 31 December	**3,166**	4,933

21 Deferred expenses

	The Group and the Company	
	2003 **RMB million**	2002 RMB million
Balance at 1 January	**190**	180
Additions during the year	**—**	53
Less: Amortisation for the year	**(47)**	(43)
Balance at 31 December	**143**	190

22 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 34).

At 31 December 2003, amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries in 2002, which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (for the years ended 31 December 2002 and 2003: 3.801 per cent. per annum) and is not expected to be settled within one year. The balance is due on 1 July 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

The movements of amount due to immediate holding company included in non-current liabilities are as follows:

	The Group and the Company	
	2003	2002
	RMB million	RMB million
Balance at 1 January	**15,176**	—
Addition during the year	**—**	23,176
Less: Repayments during the year	**(5,200)**	(8,000)
Balance at 31 December	**9,976**	15,176

The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

23 Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	The Group	
	2003	2002
	RMB million	RMB million
Within 30 days	**5,121**	5,150
31–60 days	**545**	580
61–90 days	**450**	336
	6,116	6,066

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

24 Other receivables

Included in other receivables as at 31 December 2003 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the "China Telecom Group") and China Network Communications Group Corporation ("China Netcom") and its subsidiaries (collectively the "China Netcom Group"), totalling RMB53,000,000 (2002: RMB227,000,000), representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.

25 Cash and cash equivalents

	The Group		The Company	
	2003	2002	**2003**	2002
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks	**5,696**	5,004	**2,339**	2,417
Cash at banks and in hand	**33,433**	27,571	**16**	9
	39,129	32,575	**2,355**	2,426

26 Bank loans and other interest-bearing borrowings

(a) The Group

		2003			2002		
		Current liabilities	**Non-current liabilities**	**Total**	Current liabilities	Non-current liabilities	Total
	Note	**RMB million**	**RMB million**	**RMB million**	RMB million	RMB million	RMB million
Bank loans	(c)	**1,853**	**672**	**2,525**	6,243	2,613	8,856
Other loans	(c)	**6,253**	**—**	**6,253**	1,889	10,063	11,952
Fixed rate notes	(d)	**4,984**	**—**	**4,984**	—	4,961	4,961
Convertible notes	(e)	**—**	**5,735**	**5,735**	—	5,711	5,711
Bonds	(f)	**—**	**13,000**	**13,000**	—	13,000	13,000
		13,090	**19,407**	**32,497**	8,132	36,348	44,480

All of the above bank and other loans are unsecured.

Other loans include designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB 6,170,000,000 (2002: RMB11,680,000,000), which bear interest at 3.57 per cent. (2002: 3.45 per cent. to 3.57 per cent.) per annum with maturities in 2004.

Other loans, excluding designated loans borrowed from China Mobile, bear interest at 7.50 per cent. (2002: 3.36 per cent. to 7.50 per cent.) per annum with maturities in 2004.

(b) The Company

		2003			2002		
		Current liabilities	**Non-current liabilities**	**Total**	Current liabilities	Non-current liabilities	Total
	Note	**RMB million**	**RMB million**	**RMB million**	RMB million	RMB million	RMB million
Fixed rate notes	(d)	**4,984**	**—**	**4,984**	—	4,961	4,961
Convertible notes	(e)	**—**	**5,735**	**5,735**	—	5,711	5,711
		4,984	**5,735**	**10,719**	—	10,672	10,672

26 Bank loans and other interest-bearing borrowings (cont'd)

(c) The Group's long-term bank and other loans were repayable as follows:

	The Group		
	Bank loans RMB million	**Other loans** RMB million	**Total** RMB million
At 31 December 2003:			
On demand or within one year (note 26(a))	1,203	6,253	7,456
After one year but within two years	672	—	672
	1,875	6,253	8,128
At 31 December 2002:			
On demand or within one year (note 26(a))	4,278	165	4,443
After one year but within two years	1,561	10,063	11,624
After two years but within five years	1,022	—	1,022
After five years	30	—	30
	2,613	10,063	12,676
	6,891	10,228	17,119

The current portion of long-term bank and other loans are included in the current liabilities of bank and other loans as set out in note 26(a) above.

(d) Fixed rate notes

On 2 November 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600,000,000 at an issue price equal to 99.724 per cent. of the principal amount of the notes, due on 2 November 2004. The notes bear interest at the rate of 7.875 per cent. per annum and such interest is payable semi-annually on 2 May and 2 November of each year, commencing 2 May 2000.

(e) Convertible notes

(i) On 3 November 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690,000,000 at an issue price equal to 100 per cent. of the principal amount of the Notes. The Notes bear interest at the rate of 2.25 per cent. per annum, payable semi-annually on 3 May and 3 November of each year commencing 3 May 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100 per cent. of the principal amount, plus any accrued and unpaid interest on 3 November 2005. The Notes are unsecured, senior and unsubordinated obligations of the Company.

(ii) The Notes are convertible at any time on or after 3 December 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of 3 November 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

(iii) During the year, no Notes were converted into ordinary shares of the Company.

26 Bank loans and other interest-bearing borrowings (cont'd)

(f) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011. Incidental costs incurred in relation to the issue of the bonds are amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(ii) On 28 October 2002, Guangdong Mobile issued five-year guaranteed bonds (the "Five-year Bonds") and fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB3,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5 per cent. per annum and 4.5 per cent. per annum respectively and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on 28 October 2007 and 28 October 2017 and the interest will be accrued up to 27 October 2007 and 27 October 2017 respectively.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

27 Obligations under finance leases

As at 31 December 2003, the Group had obligations under finance leases repayable as follows:

The Group

	2003			2002		
	Present value of the minimum lease payments RMB million	**Interest expense relating to future periods RMB million**	**Total minimum lease payments RMB million**	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total Minimum lease payments RMB million
Within 1 year	**68**	**3**	**71**	68	3	71

28 Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses. Included in accounts payable as at 31 December 2003 are amounts due to China Telecom Group and China Netcom Group totalling RMB1,796,000,000 (2002: RMB2,119,000,000), representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December is as follows:

	The Group	
	2003	2002
	RMB million	RMB million
Amounts payable in the next:		
1 month or on demand	**14,066**	10,904
2–3 months	**3,348**	2,160
4–6 months	**2,198**	2,599
7–9 months	**1,966**	1,594
10–12 months	**3,647**	1,994
	25,225	19,251

29 Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers which is recognised as income when the cellular telephone services are rendered upon actual usage by subscribers.

Deferred revenue also includes income from assignment of rights. The balance at year end represents the unamortised portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB9,167 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50 per cent. of value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortised over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group.

	The Group	
	2003	2002
	RMB million	RMB million
Balance at 1 January	**7,629**	4,237
Additions on acquisition of subsidiaries	**—**	1,022
Additions during the year	**54,032**	35,907
Recognised in income statement	**(51,497)**	(33,537)
Balance at 31 December	**10,164**	7,629
Less: Current portion	**(9,476)**	(6,760)
Non-current portion	**688**	869

30 Employee retirement benefits

(a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

31 Share capital

	2003	2002
	HK$million	HK$million
Authorised:		
30,000,000,000 ordinary shares of HK$0.10 each	**3,000**	3,000

Issued and fully paid:

		2003			2002	
	No. of shares	**HK$ million**	**Equivalent RMB million**	No. of shares	HK$ million	Equivalent RMB million
At 1 January	**19,671,653,899**	**1,967**	**2,099**	18,605,405,241	1,861	1,986
Issue of new shares	—	—	—	236,634,212	24	25
Issue of consideration shares for acquisition of subsidiaries	—	—	—	827,514,446	82	88
Shares issued under share option scheme (Note 32)	—	—	—	2,100,000	—	—
At 31 December	**19,671,653,899**	**1,967**	**2,099**	19,671,653,899	1,967	2,099

32 Equity compensation benefits

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and the current share option scheme (the "Current Scheme") was adopted.

Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

During the year ended 31 December 2003, no options were granted under the Current Scheme.

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

106 Notes to the Financial Statements (Continued) (Expressed in Renminbi)

32 Equity compensation benefits (cont'd)

(a) Movements in share options

	The Group	
	2003 Number of shares involved in the options	2002 Number of shares involved in the options
At 1 January	**262,970,500**	115,851,000
Issued	**—**	150,476,500
Exercised	**—**	(2,100,000)
Cancelled	**(4,006,500)**	(1,257,000)
At 31 December	**258,964,000**	262,970,500
Options vested at 31 December	**58,738,250**	22,161,000

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2003 Number of shares involved in the options	2002 Number of shares involved in the options
26 November 1999	26 November 1999 to 7 October 2007	HK$33.91	**3,500,000**	3,500,000
26 November 1999	26 November 2002 to 7 October 2007	HK$33.91	**3,500,000**	3,500,000
25 April 2000	25 April 2002 to 7 October 2007	HK$45.04	**14,686,000**	15,161,000
25 April 2000	25 April 2005 to 7 October 2007	HK$45.04	**14,686,000**	15,161,000
22 June 2001	22 June 2003 to 7 October 2007	HK$32.10	**37,052,250**	37,719,750
22 June 2001	22 June 2006 to 7 October 2007	HK$32.10	**37,052,250**	37,719,750
3 July 2002	3 July 2004 to 2 July 2012	HK$22.85	**74,243,750**	75,104,500
3 July 2002	3 July 2007 to 2 July 2012	HK$22.85	**74,243,750**	75,104,500
			258,964,000	262,970,500

32 Equity compensation benefits (cont'd)

(c) Details of share options granted during the year

No share options were granted during the year.

Details of share options granted during 2002 are as follows:

Exercise period	Exercise price	2002 Number of shares involved in the options
3 July 2004 to 2 July 2012	HK$22.85	75,238,250
3 July 2007 to 2 July 2012	HK$22.85	75,238,250

(d) Details of share options exercised during the year

No share options were exercised during the year.

Details of share options exercised during 2002 are as follows:

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received	Number of shares involved in the options
3 July 2002	HK$11.10	HK$22.85	HK$23,310,000	2,100,000

33 Reserves

(a) The Group

	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2002						
— as previously reported	347,011	(296,470)	72	17,676	41,504	109,793
— prior year adjustments in respect of deferred taxation	—	805	—	—	399	1,204
— as restated	347,011	(295,665)	72	17,676	41,903	110,997
Issue of new shares	6,180	—	—	—	—	6,180
Issue of consideration shares for acquisition of subsidiaries	21,623	—	—	—	—	21,623
Expenses incurred in connection with the issue of consideration shares	(259)	—	—	—	—	(259)
Shares issued under share option scheme (note 32)	24	—	—	—	—	24
Net profit for the year (restated)	—	—	—	—	32,601	32,601
Transfer to PRC statutory reserves	—	—	—	7,038	(7,038)	—
At 31 December 2002 (restated)	374,579	(295,665)	72	24,714	67,466	171,166

33 Reserves (cont'd)

(a) The Group (cont'd)

	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2003						
— as previously reported	374,579	(296,470)	72	24,714	67,208	170,103
— prior year adjustments in respect of deferred taxation	—	805	—	—	258	1,063
— as restated	374,579	(295,665)	72	24,714	67,466	171,166
Dividends approved in respect of previous year (note 12(b))	—	—	—	—	(6,679)	(6,679)
Dividends declared in respect of the current year (note 12(a))	—	—	—	—	(3,339)	(3,339)
Net profit for the year	—	—	—	—	35,556	35,556
Transfer to PRC statutory reserves	—	—	—	7,972	(7,972)	—
At 31 December 2003	374,579	(295,665)	72	32,686	85,032	196,704

(b) The Company

	Share premium RMB million	General reserve RMB million	Retained profits RMB million	Total RMB million
At 1 January 2002	347,011	72	6,708	353,791
Issue of new shares	6,180	—	—	6,180
Issue of consideration shares for acquisition of subsidiaries	21,623	—	—	21,623
Expenses incurred in connection with the issue of new shares	(259)	—	—	(259)
Shares issued under share option scheme	24	—	—	24
Net profit for the year (note 11)	—	—	16,650	16,650
At 31 December 2002	374,579	72	23,358	398,009
At 1 January 2003	374,579	72	23,358	398,009
Dividends approved in respect of previous year (note 12(b))	—	—	(6,679)	(6,679)
Dividends declared in respect of the current year (note 12(a))	—	—	(3,339)	(3,339)
Net profit for the year (note 11)	—	—	25,514	25,514
At 31 December 2003	374,579	72	38,854	413,505

At 31 December 2003, the amount of distributable reserves of the Company amounted to RMB 38,926,000,000 (2002: RMB23,430,000,000).

33 Reserves (cont'd)

(b) The Company (cont'd)

Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

Capital reserve

At 31 December 2003, the debit balance of capital reserve is primarily the result of the elimination of goodwill arising on the acquisition of subsidiaries against the capital reserve in previous years.

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years' losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

Statutory surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilised on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

At 31 December 2003, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB13,562,000,000 (2002: RMB9,577,000,000), RMB18,890,000,000 (2002: 14,905,000,000), RMB100,000,000 (2002: RMB99,000,000) and RMB134,000,000 (2002: RMB133,000,000) respectively.

34 Related party transactions

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has also significant transactions with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group"). The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for the years ended 31 December 2003 and 2002. The majority of these transactions also constitute connected transactions under the Listing Rules. Further details of these transactions are disclosed under the paragraph "Connected transactions which are the subject of exemption under the Listing Rules" in the directors' report.

34 Related party transactions (cont'd)

	Note	2003 RMB million	2002 RMB million
Interconnection revenue	(i)	1,771	2,329
Interconnection charges	(ii)	1,750	2,290
Leased line charges	(iii)	515	484
Roaming revenue	(iv)	4,239	5,838
Roaming expenses	(v)	4,540	6,043
Spectrum fees	(vi)	508	224
Operating lease charges	(vii)	264	189
Roaming billing processing fees	(viii)	194	225
Equipment maintenance service fees	(ix)	57	54
Construction and related service fees	(x)	313	223
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(xi)	84	87
Prepaid card sales commission income	(xii)	281	197
Prepaid card sales commission expenses	(xii)	283	195
Technology platform development and maintenance service income	(xiii)	22	39
Telecommunications lines maintenance service fees	(xiv)	44	22
Interest paid/payable	(xv)	906	645

Notes:

(i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group's subscribers.

(ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(viii) Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

34 Related party transactions (cont'd)

Notes (cont'd):

(ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

(x) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects plannings, design and construction services and telecommunications lines and pipelines construction services to the Company's subsidiaries.

(xi) This represents payments made by Hebei Mobile to acquire transmission towers from relevant subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(xii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xiii) Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

(xiv) Telecommunications lines maintenance service fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xv) Interest paid/payable represents the interest paid or payable to China Mobile and China Mobile Hong Kong (BVI) Limited in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

35 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2003 not provided for in the financial statements were as follows:

	The Group		The Company	
	2003 RMB million	2002 RMB million	**2003** RMB million	2002 RMB million
Commitments in respect of land and buildings				
— authorised and contracted for	**911**	1,167	—	—
— authorised but not contracted for	**2,751**	3,423	—	—
	3,662	4,590	—	—
Commitments in respect of telecommunications equipment				
— authorised and contracted for	**6,622**	5,270	—	—
— authorised but not contracted for	**28,886**	23,267	—	—
	35,508	28,537	—	—
Total commitments				
— authorised and contracted for	**7,533**	6,437	—	—
— authorised but not contracted for	**31,637**	26,690	—	—
	39,170	33,127	—	—

35 Commitments (cont'd)

(b) Operating lease commitments

At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group				The Company
	Land and buildings RMB million	**Leased lines** RMB million	**Others** RMB million	**Total** RMB million	**Land and buildings** RMB million
At 31 December 2003:					
Within one year	1,007	3,786	245	5,038	2
After one year but within five years	2,558	2,978	255	5,791	—
After five years	1,324	253	167	1,744	—
	4,889	7,017	667	12,573	2
At 31 December 2002:					
Within one year	833	4,672	583	6,088	2
After one year but within five years	2,023	4,117	488	6,628	—
After five years	1,512	183	307	2,002	—
	4,368	8,972	1,378	14,718	2

The Group leases certain land and buildings, leased lines and other equipment under operating leases. None of the leases includes contingent rentals.

36 Post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 12(a).

37 Comparative figures

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 2.

38 Ultimate holding company

The directors consider the ultimate holding company at 31 December 2003 to be China Mobile, a company incorporated in the PRC.

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

The Group's accounting policies conform with generally accepted accounting principles in Hong Kong ("HK GAAP") which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America ("US GAAP").

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

(a) Effect of combination of entities under common control

Under HK GAAP, the Group adopted the acquisition method to account for the purchase of subsidiaries from the holding company. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before 1 January 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after 1 January 2001, goodwill arising on the acquisition is amortised to the consolidated income statement on a straight-line basis over 20 years.

As a result of the Group and the acquired subsidiaries, being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as distribution to owner in the year of acquisition. Goodwill arising on consolidation and the amortisation of goodwill which are recognised under HK GAAP has been reversed for US GAAP purposes.

(b) Capitalisation of interest

Under HK GAAP, interest costs are only capitalised to the extent that funds are borrowed and used for the purpose of obtaining qualifying asset which necessarily takes a substantial period of time to get ready for its intended use.

Under US GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(c) Revaluation and impairment of fixed assets

For certain periods prior to 31 May 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders' equity.

Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases.

The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. However, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation reserve is created under US GAAP with a corresponding increase in shareholders' equity.

Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Any subsequent increase in the recoverable amount written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist under HK GAAP is reversed for US GAAP purposes.

For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation which are recognised under HK GAAP.

(d) Employee housing scheme

The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognised by the subsidiaries.

Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statement of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

(e) Deferred taxation

Until 31 December 2002, under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognised unless their realisation is assured beyond reasonable doubt.

With effect from 1 January 2003, in order to comply with SSAP 12 (revised) issued by the HKSA, the Group adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. The new accounting policy has been adopted retrospectively.

As a result of this, there shall not be any differences regarding the recognition of deferred tax between HK GAAP and US GAAP apart from the deferred tax effects of US GAAP adjustments.

(f) Share option scheme

The Group grants share options to directors and employees. Under HK GAAP, the proceeds received are recognised as an increase to capital upon the exercise of the share options.

Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options and amortises this amount over the vesting period of the option concerned.

(g) Revenue recognition

Until 30 June 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognised as received. Under US GAAP, effective 1 July 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognised over the estimated customer usage period of approximately 48 months.

Under US GAAP, effective 1 January 2000, the Group adopted provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). Under SAB101, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, were deferred and amortised over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB101 was not material.

(h) Interconnection, roaming and leased line agreements

In May 2000, the Group entered into new agreements with China Mobile for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from 1 October 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from 1 April 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended 31 December 2000. Under US GAAP, such net savings are deferred and amortised on a straight-line basis over seven years.

Effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

	2003 US$ million	2003 RMB million	2002 RMB million	2001 RMB million
	(except per share data)		(except per share data)	
Net profit under HK GAAP (restated)	**4,296**	**35,556**	32,601	27,955
Adjustments:				
Effect of combination of entities under common control	**—**	**—**	2,874	3,059
Capitalised interest	**(12)**	**(96)**	(100)	85
Revaluation of fixed assets	**62**	**514**	672	3,211
Deferred taxation	**—**	**—**	—	(431)
Share option scheme	**(23)**	**(192)**	(331)	(277)
Amortisation of net connection fees and telephone number selection fees	**80**	**659**	853	764
Amortisation of net savings from interconnection, roaming and leased line agreements	**10**	**86**	85	86
Reversal of goodwill	**224**	**1,850**	936	—
Deferred tax effects of US GAAP adjustments	**(23)**	**(189)**	(388)	(216)
Net profit under US GAAP	**4,614**	**38,188**	37,202	34,236
Basic net profit per share in accordance with US GAAP	**US$0.23**	**RMB1.94**	RMB1.90	RMB1.76
Diluted net profit per share in accordance with US GAAP	**US$0.23**	**RMB1.94**	RMB1.90	RMB1.76
Basic net profit per ADS in accordance with US GAAP*	**US$1.17**	**RMB9.71**	RMB9.51	RMB8.81
Diluted net profit per ADS in accordance with US GAAP*	**US$1.17**	**RMB9.69**	RMB9.50	RMB8.80

* Based on a ratio of 5 ordinary shares to one ADS.

Effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

	2003 US$ million	2003 RMB million	2002 RMB million
Shareholders' equity under HK GAAP (restated)	**24,019**	**198,803**	173,265
Adjustments:			
Effect of combination of entities under common control	—	—	—
Capitalised interest	46	380	476
Revaluation of fixed assets			
— cost	(1,278)	(10,577)	(10,577)
— accumulated depreciation and other	1,021	8,451	7,937
Deferred tax adjustments on revaluations	82	677	849
Employee housing scheme	(191)	(1,583)	(1,583)
Deemed capital contribution for employee housing scheme	191	1,583	1,583
Deferral of net connection fees and telephone number selection fees	(14)	(115)	(774)
Deferral of net savings from interconnection, roaming and leased line agreements	(34)	(286)	(372)
Reversal of goodwill	(4,153)	(34,373)	(36,223)
Deferred tax effects of US GAAP adjustments	(3)	(23)	(6)
Shareholders' equity under US GAAP	**19,686**	**162,937**	134,575

Solely for the convenience of the reader, the 31 December 2003 tables above and following information have been translated into United States dollars at the rate of US$1.00 = RMB8.2767 quoted by the Federal Reserve Bank of New York on 31 December 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2003, or any other certain date.

Condensed consolidated statements of income prepared under US GAAP

	Year ended 31 December			
	2003 US$ million	2003 RMB million	2002 RMB million	2001 RMB million
	(except per share data)		(except per share data)	
Operating revenue				
Usage fees	**13,414**	**111,027**	104,373	92,478
Monthly fees	**2,497**	**20,666**	19,032	18,237
Connection fees	**142**	**1,173**	1,505	2,091
Other operating revenue	**3,256**	**26,951**	20,421	14,943
	19,309	**159,817**	145,331	127,749
Operating expenses				
Leased lines	**597**	**4,939**	5,985	6,422
Interconnection	**1,542**	**12,761**	14,733	16,234
Depreciation	**4,376**	**36,218**	28,445	22,516
Personnel	**953**	**7,892**	7,832	7,129
Other operating expenses	**5,297**	**43,846**	34,045	26,297
	12,765	**105,656**	91,040	78,598
Profit from operations	**6,544**	**54,161**	54,291	49,151
Other net income	**298**	**2,464**	1,739	1,715
Non-operating net income	**52**	**434**	632	322
Interest income	**97**	**807**	732	947
Finance costs	**(252)**	**(2,086)**	(1,976)	(1,941)
Profit from ordinary activities before taxation	**6,739**	**55,780**	55,418	50,194
Taxation	**(2,126)**	**(17,601)**	(18,214)	(15,959)
Profit from ordinary activities after taxation	**4,613**	**38,179**	37,204	34,235
Minority interests	**1**	**9**	(2)	1
Net profit	**4,614**	**38,188**	37,202	34,236
Basic net profit per share	**US$0.23**	**RMB1.94**	RMB1.90	RMB1.76
Diluted net profit per share	**US$0.23**	**RMB1.94**	RMB1.90	RMB1.76
Basic net profit per ADS*	**US$1.17**	**RMB9.71**	RMB9.51	RMB8.81
Diluted net profit per ADS*	**US$1.17**	**RMB9.69**	RMB9.50	RMB8.80

* Based on a ratio of 5 ordinary shares to one ADS.

Condensed consolidated balance sheets prepared under US GAAP

	31 December		
	2003 US$ million	2003 RMB million	2002 RMB million
ASSETS			
Current assets			
Cash and cash equivalents	4,728	39,129	32,575
Deposits with banks	2,081	17,227	11,069
Accounts receivable	731	6,053	5,899
Other receivables	210	1,734	1,231
Tax recoverable	31	258	—
Current portion of deferred tax	271	2,243	3,116
Inventories	248	2,050	1,586
Prepayments and other current assets	257	2,128	2,059
Amount due from ultimate holding company	92	762	1,282
Amounts due from related parties	14	116	401
Total current assets	8,663	71,700	59,218
Fixed assets	20,522	169,858	163,232
Construction in progress	3,428	28,370	23,026
Investment securities	9	77	77
Interest in associates	2	16	16
Deferred tax	217	1,792	2,660
Deferred expenses	37	311	912
Total assets	32,878	272,124	249,141
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	2,831	23,429	17,069
Bills payable	249	2,059	1,256
Bank loans and other interest-bearing borrowings	1,581	13,090	8,132
Current instalments of obligations under finance leases	8	68	68
Taxation	546	4,516	6,568
Amounts due to related parties	237	1,967	2,414
Accrued expenses and other payables	2,676	22,146	16,228
Amount due to immediate holding company	6	47	402
Amount due to ultimate holding company	163	1,352	1,217
Current portion of deferred revenue	1,145	9,476	6,760
Total current liabilities	9,442	78,150	60,114

Condensed consolidated balance sheets prepared under US GAAP (cont'd)

	31 December		
	2003 **US$ million**	**2003** **RMB million**	2002 RMB million
LIABILITIES AND SHAREHOLDERS' EQUITY (cont'd)			
Bank loans and other interest-bearing borrowings	**2,345**	**19,407**	36,348
Deferred revenue, excluding current portion	**152**	**1,257**	2,737
Deferred taxation	**26**	**215**	—
Amount due to immediate holding company	**1,205**	**9,976**	15,176
Total liabilities	**13,170**	**109,005**	114,375
Minority interests	**22**	**182**	191
Shareholders' equity	**19,686**	**162,937**	134,575
Total liabilities and shareholders' equity	**32,878**	**272,124**	249,141

Note: The above condensed "Consolidated balance sheets" and "Consolidated statements of income" as at 31 December 2002 and 2003 and for each of the three years ended 31 December 2001, 2002 and 2003 include the results of the Company and its subsidiaries prepared under US GAAP as if the current Group structure had been in place throughout the relevant periods.

FINANCIAL SUMMARY

(Expressed in Renminbi)

Results

	2003 RMB million	2002 RMB million	2001 RMB million	2000 RMB million	1999 RMB million
Operating revenue					
Usage fees	**111,027**	93,272	73,458	46,287	25,812
Monthly fees	**20,666**	16,901	14,085	9,623	4,981
Connection fees	—	—	711	2,213	4,319
Other operating revenue	**26,911**	18,388	12,077	6,861	3,511
	158,604	128,561	100,331	64,984	38,623
Operating expenses					
Leased lines	**4,914**	5,287	5,005	5,501	3,723
Interconnection	**12,868**	12,975	13,055	8,329	6,453
Depreciation	**36,611**	26,827	17,664	9,759	7,411
Personnel	**7,700**	6,757	5,325	3,991	2,256
Other operating expenses	**43,308**	27,919	18,270	10,578	5,140
	105,401	79,765	59,319	38,158	24,983
Profit from operations	**53,203**	48,796	41,012	26,826	13,640
Write-down and write-off of analog network equipment	—	—	—	(1,525)	(8,242)
Amortisation of goodwill	**(1,850)**	(936)	—	—	—
Other net income	**2,464**	1,686	1,594	915	552
Non-operating net income/(expenses)	**434**	571	(6)	(5)	70
Interest income	**807**	713	857	1,006	767
Finance costs	**(2,099)**	(1,852)	(1,740)	(824)	(343)
Profit from ordinary activities before taxation	**52,959**	48,978	41,717	26,393	6,444
Taxation	**(17,412)**	(16,375)	(13,763)	(8,153)	(1,628)
Profit from ordinary activities after taxation	**35,547**	32,603	27,954	18,240	4,816
Minority interests	**9**	(2)	1	—	—
Profit attributable to shareholders	**35,556**	32,601	27,955	18,240	4,816

Assets and liabilities

	2003 **RMB million**	2002 RMB million	2001 RMB million	2000 RMB million	1999 RMB million
Fixed assets	**171,604**	165,409	105,208	87,465	42,699
Construction in progress	**28,370**	23,013	19,981	13,527	6,735
Goodwill	**34,373**	36,223	—	—	—
Interest in associates	**16**	16	16	46	46
Investment securities	**77**	77	77	61	—
Deferred tax assets	**3,263**	4,991	2,680	4,310	2,708
Deferred expenses	**143**	190	180	164	51
Net current (liabilities)/assets	**(8,693)**	(4,012)	8,096	4,959	14,031
Total assets less current liabilities	**229,153**	225,907	136,238	110,532	66,270
Long term bank loans and other interest-bearing borrowings	**(19,407)**	(36,348)	(21,591)	(23,134)	(7,177)
Obligations under finance leases, excluding current instalments	—	—	(812)	(1,235)	(107)
Amount due to immediate holding company	**(9,976)**	(15,176)	—	—	—
Deferred revenue, excluding current portion	**(688)**	(869)	(820)	(1,122)	(1,492)
Deferred tax liabilities	**(97)**	(58)	—	—	—
Minority interests	**(182)**	(191)	(32)	(17)	—
Net assets	**198,803**	173,265	112,983	85,024	57,494

Notes:

(1) The above tables summarise the results of the Group for the years ended 31 December 1999, 2000, 2001, 2002 and 2003, together with the Group's assets and liabilities as at 31 December 1999, 2000, 2001, 2002 and 2003.

The Group's results for the years ended 31 December 1999, 2000, 2001, 2002 and 2003 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) Despite a change in accounting policy for goodwill, figures for the years from 1999 to 2000 have not been adjusted as the Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively from 1 January 2001 onwards.

(3) *Figures for the years from 1999 to 2002 have been adjusted as the Group adopted retrospectively the new accounting policy of SSAP 12 (revised).*

GLOSSARY

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Average number of subscribers

The average number of subscribers is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Base (transceiver) station

Base (transceiver) station refers to transmitters, receivers and antennas serving each wireless network cell. Their transmission power will determine the radius of each cell.

BOSS

Business Operation Support System, which includes billing systems, settlement systems, business management systems and customer services systems.

Channel

For mobile communications, a channel is a pair of frequencies for signal transmission. There are two types of channels for GSM: voice channels for the transmission of voice and data; and control channels for the transmission of network management information and channel control information, and application data information such as short message services.

e-Freedom

"e-Freedom" is a wireless access service to the Internet (or Intranet) provided by the Group to business subscribers and corporate subscribers. Customers can enjoy the freedom of wireless access to the Internet by inserting a network card (including GPRS card or WLAN card) and an exclusive data SIM card into a notebook computer or PDA, without the need of other external devices.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability. GSM is the standard accepted in most of Europe, the Middle East, Africa, Australia and Asia (with the exception of, among others, Japan and South Korea).

Interconnection

The establishment of effective communication links between telecommunications networks so as to permit the subscribers of a telecommunications service operator to communicate with the subscribers of another telecommunications service operator or to utilize the telecommunications services provided by another telecommunications service operator.

IP

Internet Protocol, the standard communication protocol used in the exchange of information between terminals or network equipment over the Internet.

IP-based long distance call

IP-based long distance call refers to the encoding of long distance call voice signals using IP Protocol and transmitting them over an IP network. In this case, the voice signals are divided into packets and each packet is sent separately instead of setting up and maintaining a voice channel between the calling and called parties for the duration of a call.

MMS
Multimedia Messaging Service (MMS). MMS is capable of delivering messages combining animated color pictures, sounds, text and motion pictures. MMS is a mobile data service launched after SMS.

Mobile switching center
Mobile switching center processes communications between mobile subscribers and other subscribers (such as mobile subscribers, ISDN subscribers and fixed line subscribers, etc.). Mobile switching center includes the necessary database for the storage of subscriber information and equipment to perform subscriber mobility functions.

Monternet
"Monternet" is China Mobile's unified brand for mobile data businesses.

M-Zone
A customer brand introduced by the Group that targets the critical "youth" market. Customer usage is encouraged and regular usage patterns for telecommunications services are cultivated through offerings of bundled voice and mobile data services, which enable users to follow trends in fashion, entertainment and leisure, and to more readily socialize with their peers.

Network utilization rate
The ratio of the aggregate subscriber base to the capacity of the mobile telecommunications network. At present, the capacity of the mobile telecommunications network is calculated on the basis that each wireless voice channel can support 30 subscribers.

Penetration rate
The total number of subscribers (including the estimated subscribers using the services of other operators) divided by the total population within a designated area.

Roaming
A service which allows a subscriber to use his or her handset while outside of his or her home location. Roaming requires an agreement between operators in order to permit subscribers to access the other operator's system.

VPMN
A flexible and convenient telecommunications service which is provided to corporate customers by means of a dedicated logical network on the Group's mobile telecommunications network, utilizing methodologies such as unique code planning. VPMN provides personalized services and a means for providing comprehensive solutions to corporate customers.

3G (Third Generation mobile telecommunications technologies)
Third Generation mobile telecommunications technologies are focused on providing wireless broadband multi-media communications services, including high-speed data services, imaging services and global roaming.

China Mobile (Hong Kong) Limited

60/F., The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobilehk.com